Exhibit 99.1

TRADUCCION

Grupo Financiero Galicia S.A.

Financial Statements
For the fiscal years
ended December 31, 2002 and 2001

                         Grupo Financiero Galicia S.A.
                               Table of Contents
                   Financial Statements and Auditors' Report
             For the fiscal years ended December 31, 2002 and 2001.
                  Report of the Supervisory Syndics Committee
                  For the fiscal year ended December 31, 2002.
                             System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                       1

Consolidated Statement of Financial Condition                                 2

Consolidated Memorandum Accounts                                              5

Consolidated Income Statement                                                 6

Consolidated Statement of Cash Flows                                          8

Notes to the Consolidated Financial Statements                                9

Statement of Financial Condition                                             46

Income Statement                                                             47

Statement of Changes in Shareholders' Equity                                 48

Statement of Cash Flows                                                      49

Notes to the Financial Statements                                            50

Schedules                                                                    83

Information  required  in  addition  to the  Notes  to  the  Financial
Statements   by  Section  68  of  the  Buenos  Aires  Stock   Exchange
regulations                                                                  90

Supplementary  and  Explanatory  Statement  by the Board of  Directors
required  by Section 2 of the  Accounting  Documentation  Rules of the
Cordoba Stock Exchange Regulations                                           93

Informative Review                                                           96

Report of the Supervisory Syndics Committee

Auditors' Report

Name:                           Grupo Financiero Galicia S.A.
Legal domicile:                 Tte. Gral. Juan D. Peron  N(0)456 - Piso 2(0)
                                Autonomous City of Buenos Aires

Principal line of business:     Financial and Investment activities

4th fiscal year
For the fiscal year commenced January 1, 2002
and ended December 31, 2002
In comparative format with the previous year

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By-laws:                        September 30, 1999

Date of more recent amendment
to By-laws:                     July 3, 2001

Registration number with the
Corporation Control Authority:  8,569
Sequential Number - Corporation
Control Authority:              1,671,058

Date of expiry of the Company's
by-laws:                        June 30, 2100

Name of Controlling Company:    EBA HOLDING S.A.

Principal line of business:     Financial and Investment activities

Interest held by the Controlling
Company in the Shareholders'
equity as of December 31, 2002: 25.74%

Percentage of votes to which the
Controlling Company is entitled
as of December 31, 2002:        63.42%

                CAPITAL STATUS as of December 31, 2002 (Note 9 to the Financial Statements)
                                (figures stated in thousands of US dollars)

                                                   Shares

  Quantity                    Type             Voting rights per        Subscribed              Paid up
                                                    share

                    Ordinary class "A", face
 281,221,650        value of 0.0003                    5                  83,449                83,449

                    Ordinary class "B", face
 811,185,367        value of 0.0003                    1                 240,707                240,707
----------------------------------------------------------------------------------------------------------
1,092,407,017                                                            324,156                324,156

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                        as of December 31, 2002 and 2001
                  (figures stated in thousands of US dollars)

                                                                                          12.31.02              12.31.01
                                                                                  -------------------------------------------
  ASSETS

 A.   CASH AND DUE FROM BANKS                                                                160,648               335,313
                                                                                  -------------------------------------------
      -Cash                                                                                   71,280               157,100
      -Banks and correspondents                                                               89,264               177,780
      -Other                                                                                     104                   433
                                                                                  -------------------------------------------

 B.   GOVERNMENT AND CORPORATE SECURITIES                                                    537,924                84,206
                                                                                  -------------------------------------------
      -Holdings of investment account securities                                             492,139                     -
      -Holdings of trading securities                                                          1,896                37,944
      -Unlisted government securities                                                         43,135                42,517
      -Investments in listed corporate securities                                              2,776                 3,820
      -Allowances                                                                             (2,022)                  (75)
                                                                                  -------------------------------------------

 C.   LOANS                                                                                2,819,471             5,914,958
                                                                                  -------------------------------------------
      -To the non-financial public sector                                                  2,262,184             2,576,214
      -To the financial sector                                                                39,638                56,138
      -To the non-financial private sector and residents abroad                              938,132             3,591,569
        -Overdrafts                                                                           62,834               238,585
        -Notes                                                                               272,660             1,144,003
        -Mortgage loans                                                                      224,512               970,253
        -Pledge loans                                                                         17,755               247,655
        -Consumer loans                                                                       35,296               171,612
        -Credit cards                                                                        171,836               551,648
        -Other                                                                                50,620               168,650
        -Accrued Interest and quotation differences receivable                               106,449               115,352
        -Documented interest                                                                  (3,186)              (16,188)
        -Unallocated collections                                                                (644)                   (1)
      -Allowances for loan losses                                                           (420,483)             (308,963)
                                                                                  -------------------------------------------

 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                 2,718,897             1,127,623
                                                                                  -------------------------------------------
      -Argentine Central Bank                                                                 16,447                39,606
      -Amounts receivable for spot and forward sales to be settled                               565               115,448
      -Securities receivable under spot and forward purchases to be settled                      199               467,661
      -Premiums on options bought                                                                  -                    46
      -Unlisted negotiable obligations                                                        48,361                52,515
      -Other receivables not included in the debtor classification regulations             2,452,961               394,237
      -Other receivables included in the debtor classification regulations                   206,200                62,558
      -Accrued interest receivable not included in the debtor classification
      regulations                                                                              2,016                     6
      - Accrued interest receivable included in the debtor classification
      regulations                                                                                298                   383
      -Allowances                                                                             (8,150)               (4,837)
                                                                                  -------------------------------------------

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                        as of December 31, 2002 and 2001
                  (figures stated in thousands of US dollars)

                                                                                          12.31.02             12.31.01
                                                                                  -------------------------------------------

  E.   ASSETS UNDER FINANCIAL LEASES                                                            6,660                28,674
                                                                                   -------------------------------------------
       -Assets under financial leases                                                           7,384                29,005
       -Allowances                                                                               (724)                 (331)
                                                                                  -------------------------------------------

 F.    EQUITY INTERESTS IN OTHER COMPANIES                                                     30,668                44,025
                                                                                   -------------------------------------------
       -In financial institutions                                                              77,104                   666
       -Other                                                                                  45,187                53,239
       -Allowances                                                                            (91,623)               (9,880)
                                                                                  -------------------------------------------

 G.    MISCELLANEOUS RECEIVABLES                                                               94,573               247,275
                                                                                   -------------------------------------------
       -Receivables for assets sold                                                               194                   480
       -Other                                                                                 102,971               263,044
       -Accrued interest on receivables for assets sold                                             1                     9
       -Other accrued interest receivable                                                          48                    84
       -Allowances                                                                             (8,641)              (16,342)
                                                                                  -------------------------------------------

 H.    FIXED ASSETS                                                                            163,069              183,650
                                                                                  -------------------------------------------

 I.    MISCELLANEOUS ASSETS                                                                    53,647                68,630
                                                                                  -------------------------------------------

 J.    INTANGIBLE ASSETS                                                                       94,121               146,364
                                                                                   -------------------------------------------
       -Goodwill                                                                               49,632                81,968
       -Organization and development expenses                                                  44,489                64,396
                                                                                  -------------------------------------------

 K.    UNALLOCATED ITEMS                                                                        6,919                20,080
                                                                                   -------------------------------------------
       TOTAL ASSETS                                                                         6,686,597             8,200,798
                                                                                   ===========================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                        as of December 31, 2002 and 2001
                  (figures stated in thousands of US dollars)

                                                                                         12.31.02             12.31.01
                                                                                   -------------------------------------------
  LIABILITIES


 L.    DEPOSITS                                                                             1,392,285             3,972,142
                                                                                   -------------------------------------------
       -Non-financial public sector                                                             2,302                 7,472
       -Financial sector                                                                          867                11,417
       -Non-financial private sector and residents abroad                                   1,389,116             3,953,253
         -Current accounts                                                                    217,261               548,495
         -Savings accounts                                                                    101,595               953,288
         -Time deposits                                                                       643,901             2,040,592
         -Investment accounts                                                                       -                52,243
         -Other                                                                               307,329               319,846
         -Accrued interest and quotation differences payable                                  119,030                38,789
                                                                                  -------------------------------------------

 M.    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                 4,361,488             3,099,583
                                                                                   -------------------------------------------
       -Argentine Central Bank                                                              2,384,571             1,009,278
         -Rediscounts to cover lack of liquidity                                            1,603,198               799,874
         -Other                                                                               781,373               209,404
       -Banks and international entities                                                      936,850               487,489
       -Unsubordinated negotiable obligations                                                 557,501               543,951
       -Amounts payable for spot and forward purchases to be settled                              628               412,831
       -Securities to be delivered under spot and forward sales to be settled                  36,633               111,302
       -Loans from domestic financial institutions                                             59,208               103,620
       -Other                                                                                 304,190               406,583
       -Accrued interest and quotation differences payable                                     81,907                24,529
                                                                                  -------------------------------------------

 N.    MISCELLANEOUS LIABILITIES                                                               73,517               110,061
                                                                                   -------------------------------------------
       -Dividends payable                                                                          14                   139
       -Fees                                                                                      651                 1,842
       -Other                                                                                  72,852               108,077
       -Adjustment and accrued interest payable                                                     -                     3
                                                                                  -------------------------------------------

 O.    PROVISIONS                                                                             349,543                22,452

 P.    UNALLOCATED ITEMS                                                                        3,071                 7,326

MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                        24,653                76,253
                                                                                   -------------------------------------------
                 TOTAL LIABILITIES                                                          6,204,557             7,287,817
                                                                                   ===========================================
SHAREHOLDERS' EQUITY                                                                          482,040               912,981
                                                                                   -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  6,686,597             8,200,798
                                                                                   ===========================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                        as of December 31, 2002 and 2001
                  (figures stated in thousands of US dollars)

                                                                                         12.31.02             12.31.01
                                                                                   -------------------------------------------

  DEBIT                                                                                      7,022,531           10,723,963
                                                                                   ===========================================

  CONTINGENT                                                                                 4,709,323            8,231,408
                                                                                   -------------------------------------------
  Guarantees received                                                                        2,873,827            4,657,367
  Contingencies re. contra items                                                             1,835,496            3,572,421
  Loans obtained (unused balances)                                                                   -                1,620
                                                                                   -------------------------------------------

  CONTROL                                                                                    2,286,243            2,417,074
                                                                                   -------------------------------------------
  Uncollectible loans                                                                          228,434              394,679
  Other                                                                                      2,019,999            1,711,271
  Control re. contra items                                                                      37,810              311,124
                                                                                   -------------------------------------------

  DERIVATIVES                                                                                    4,262               59,103
                                                                                   -------------------------------------------
  "Notional" value of put options bought                                                         3,520               25,962
  Derivatives re. contra items                                                                     742               33,141
                                                                                   -------------------------------------------

  TRUST ACCOUNTS                                                                                22,703               16,378
                                                                                   -------------------------------------------
  Trust funds                                                                                   22,703               16,378
                                                                                   -------------------------------------------

  CREDIT                                                                                     7,022,531           10,723,963
                                                                                   ===========================================

  CONTINGENT                                                                                 4,709,322            8,231,409
                                                                                   -------------------------------------------
  Loans granted (unused balances)                                                               50,315              164,485
  Guarantees provided to the Argentine Central Bank                                          1,657,305            2,800,460
  Other guarantees provided included in the debtor classification regulations                   74,214              220,923
  Other guarantees provided not included in the debtor classification regulations                8,132              324,947
  Other  included in the debtor classification regulations                                      45,529               61,607
  Contingencies re. contra items                                                             2,873,827            4,658,987
                                                                                   -------------------------------------------

  CONTROL                                                                                    2,286,244            2,417,073
                                                                                   -------------------------------------------
  Valuables to be credited                                                                      37,756              311,064
  Other                                                                                             54                   60
  Control re. contra items                                                                   2,248,434            2,105,949
                                                                                   -------------------------------------------

  DERIVATIVES                                                                                    4,262               59,103
                                                                                   -------------------------------------------
  "Notional" value of call options written                                                           -                5,470
  "Notional" value of put options written                                                          742               27,671
  Derivatives re. contra items                                                                   3,520               25,962
                                                                                   -------------------------------------------

  TRUST ACCOUNTS                                                                                22,703               16,378
                                                                                   -------------------------------------------
  Trust liabilities re. Contra items                                                            22,703               16,378

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                         Consolidated Income Statement
                              For the fiscal year
             commenced January 1, 2002 and ended December 31, 2002.
                  In comparative format with the previous year
                  (Figures stated in thousands of US dollars)

                                                                                           12.31.02              12.31.01
                                                                                  --------------------------------------------
 A.   FINANCIAL INCOME                                                                      1,581,376             1,055,131
                                                                                  --------------------------------------------
      Interest on cash and due from banks                                                         325                18,749
      Interest on loans to the financial sector                                                25,236                28,344
      Interest on overdraft facilities                                                         39,800                75,444
      Interest on notes                                                                        46,686               408,220
      Interest on mortgage loans                                                               32,632               130,442
      Interest on pledge loans                                                                  6,319                26,944
      Interest on credit card loans                                                            52,063               107,801
      Interest on other loans                                                                  33,355               110,382
      Interest on other receivables resulting from financial brokerage                         67,735                32,149
      Net income from government and corporate securities                                     172,140                46,450
      Net income from secured loans - Decree 1387/01                                           65,815                21,029
      Adjustment from application of adjusting index CER                                      942,071                     -
      Other                                                                                    97,199                49,177
                                                                                  --------------------------------------------

 B.   FINANCIAL EXPENSES                                                                    1,325,987               625,446
                                                                                  --------------------------------------------
      Interest on current account deposits                                                      5,049                15,535
      Interest on savings account deposits                                                        958                10,972
      Interest on time  deposits                                                               78,413               388,757
      Interest on loans from financial sector                                                   7,328                 4,656
      Interest on other liabilities resulting from financial brokerage                        192,112               127,625
      Other interest                                                                          466,105                25,180
      Net loss on options                                                                          77                   336
      Adjustment from application of adjusting index CER                                      510,284                     -
      Other                                                                                    65,661                52,385
                                                                                  --------------------------------------------
      GROSS BROKERAGE MARGIN                                                                  255,389               429,685
                                                                                  ============================================

 C.   PROVISIONS FOR  LOAN LOSSES                                                             418,231               296,676
                                                                                  --------------------------------------------

 D.   INCOME FROM SERVICES                                                                    151,107               340,297
                                                                                  --------------------------------------------
      Linked with lending transactions                                                         41,889                96,994
      Linked with borrowing transactions                                                       44,092                77,323
      Other commissions                                                                         4,350                30,060
      Other                                                                                    60,776               135,920
                                                                                  --------------------------------------------

 E.   EXPENSES FOR SERVICES                                                                    41,005                62,980
                                                                                  --------------------------------------------
      Commissions                                                                              29,163                30,799
      Other                                                                                    11,842                32,181
                                                                                  ============================================
      MONETARY RESULT OF FINANCIAL BROKERAGE                                                 (422,943)                    -
                                                                                  ============================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                         Consolidated Income Statement
                              For the fiscal year
             commenced January 1, 2002 and ended December 31, 2002.
                  In comparative format with the previous year
                  (figures stated in thousands of US dollars)


                                                                                           12.31.02              12.31.01
                                                                                   -------------------------------------------

 G.   ADMINISTRATIVE EXPENSES                                                                 264,868               403,012
                                                                                  --------------------------------------------
      Personnel expenses                                                                      141,353               205,809
      Directors' and syndics' fees                                                                931                10,422
      Other fees                                                                                6,699                 7,426
      Advertising and publicity                                                                 4,342                16,042
      Taxes                                                                                    12,335                24,861
      Other operating expenses                                                                 83,981               109,796
      Other                                                                                    15,227                28,656
                                                                                  --------------------------------------------

      MONETARY RESULT OF OPERATING EXPENSES                                                     6,178                     -
                                                                                  --------------------------------------------
      NET (LOSS)/ INCOME FROM FINANCIAL BROKERAGE                                            (734,373)                7,314
                                                                                  ============================================
      RESULT OF MINORITY INTEREST                                                              79,300                (6,518)
                                                                                  --------------------------------------------
 H.   MISCELLANEOUS INCOME                                                                     85,373               214,583
                                                                                  --------------------------------------------
      Net income from long-term investments                                                         -               10,284
      Penalty interest                                                                          1,839                2,056
      Loans recovered and allowances reversed                                                  11,217               24,689
      Adjustment from application of adjusting index CER                                          331                    -
      Other                                                                                    71,986              177,554
                                                                                  --------------------------------------------

 I.  MISCELLANEOUS LOSSES                                                                    199,513                90,771
                                                                                  --------------------------------------------
     Net loss on long-term investments                                                         3,199                     -
     Penalty interest and charges in favor of the Argentine Central Bank                         190                    32
     Provision for losses on miscellaneous receivables and other provisions                  142,528                24,565
     Adjustment from application of adjusting index CER                                            7                     -
     Other                                                                                    53,589                66,174
                                                                                  --------------------------------------------

     MONETARY RESULT OF OTHER OPERATIONS                                                     (47,350)                    -
                                                                                  --------------------------------------------
     NET (LOSS)/ INCOME BEFORE INCOME TAX                                                   (816,563)              124,608
                                                                                  ============================================
 K.  INCOME TAX                                                                               19,338                46,788
                                                                                  --------------------------------------------
     NET (LOSS)/ INCOME FOR THE YEAR BEFORE ABSORPTION                                      (835,901)                    -
                                                                                  --------------------------------------------

     ABSORPTION "AD REFERENDUM" OF THE ANNUAL SHAREHOLDERS' MEETING:

     - With unrealized valuation difference                                                  403,025                     -
                                                                                  --------------------------------------------
     NET (LOSS) / INCOME FOR THE YEAR                                                       (432,876)               77,820
                                                                                  ============================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                              For the fiscal year
             commenced January 1, 2002 and ended December 31, 2002.
                  In comparative format with the previous year
                  (figures stated in thousands of US dollars)

                                                                                          12.31.02             12.31.01
                                                                                   -------------------------------------------
  Changes in cash

  Cash and due from banks at beginning of fiscal year                                        242,236                401,927
  (Decrease) in cash                                                                         (81,588)               (66,614)
                                                                                   -------------------------------------------
  Cash and due from banks at end of year                                                     160,648                335,313
                                                                                   ===========================================
  Reasons for changes in cash

  Financial income collected                                                                 265,564              1,030,261
  Income from services collected                                                              84,019                340,027
  Less:
  Financial expenses paid                                                                   (244,215)              (627,272)
  Expenses for services paid                                                                 (16,667)               (61,907)
  Administrative expenses paid                                                              (134,566)              (358,427)
                                                                                   -------------------------------------------
  Cash provided by operations                                                                (45,865)               322,682
                                                                                   ===========================================

  Other sources of cash

  Net increase in other liabilities resulting from financial brokerage                       815,642                      -
  Net decrease in government and corporate securities                                         54,753                      -
  Net decrease in loans                                                                      516,637                328,861
  Net decrease in other receivables resulting from financial brokerage                             -              2,578,190
  Net decrease in other assets                                                                68,817                      -
  Capital contributions                                                                            -                  3,570
  Other sources of cash                                                                      371,792                260,145
                                                                                   -------------------------------------------
  Total sources of cash                                                                    1,827,641              3,170,766
                                                                                   -------------------------------------------
  Other uses of cash

  Net increase  in government and corporate securities                                             -               (430,748)
  Net increase in other receivables resulting from financial brokerage                       (27,176)                     -
  Net increase in other assets                                                                     -               (257,857)
  Net decrease in deposits                                                                (1,465,913)            (1,762,225)
  Net decrease in other liabilities resulting from financial brokerage                             -               (966,161)
  Net decrease in other liabilities                                                          (51,123)               (80,728)
  Cash dividends paid                                                                           (108)               (25,104)
  Other uses of cash                                                                        (180,455)               (37,239)
                                                                                   -------------------------------------------
  Total uses of cash                                                                      (1,724,775)            (3,560,062)
                                                                                   -------------------------------------------
  Monetary result of cash and due from banks                                                (138,589)                     -
                                                                                   ===========================================
  (Decrease) in cash                                                                         (81,588)               (66,614)
                                                                                   ===========================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                              For the fiscal year
             commenced January 1, 2002 and ended December 31, 2002.
                  In comparative format with the previous year
                  (figures stated in thousands of US dollars)

NOTE 1:         ARGENTINE ECONOMIC CONTEXT

               The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:        FINANCIAL STATEMENT PRESENTATION

               The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.).
               In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.
               To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, restating the non-monetary items by applying the general level domestic wholesale price index (W.P.I.) published by the National Institute of Statistics and Census (I.N.D.E.C.), and considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.
               It should be noted that for comparative purposes, the balances as of December 31, 2001 have been stated in constant monetary units as of December 31, 2002.

NOTE 3:        ACCOUNTING POLICIES

               The consolidated financial statements have been prepared in line with Argentine Central Bank rules and Technical Pronouncements No. 4, 5, 6, 10 and 12 of the F.A.C.P.C.E..
               Below are the most important accounting policies used in preparing the consolidated financial statements:

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

               a.   Financial statement consolidation

                    The statements of financial condition, income statements and statements of cash flows of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. have been consolidated with those of Grupo Financiero Galicia S.A. on a line by line basis as of December 31, 2002 and 2001.
                    Grupo Financiero Galicia S.A. obtained the controlling interest in Banco de Galicia y Buenos Aires S.A. and Net investment S.A. during the quarter ended September 30, 2000, and the controlling interest in Galicia Warrants S.A. and Sudamericana Holding S.A., during the quarter ended September 30, 2001.

                    The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to Argentine Central Bank regulations. For this reason the Company has adopted the disclosure criteria followed by Banco de Galicia y Buenos Aires S.A..

                    Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards prevailing in Argentina. The foreign branches' and subsidiaries' financial statements originally issued in foreign currency have been converted into pesos in line with Argentine Central Bank rules, as indicated in point b.1., and the provisions of Technical Pronouncement No. 13 of the F.A.C.P.C.E..


                    The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control bodies, the financial statements of that Bank have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, the recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002. To

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    this end, the restatement method established by that Communique, which is in accordance with the guidelines of Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.

                    Banco de Galicia y Buenos Aires S.A.'s income statement and statement of changes in shareholders' equity have been disclosed as established by Communique "A" 3800 of the Argentine Central Bank so, ad referendum of the shareholders' meeting, the Bank has absorbed the loss for the year in advance, up to the limit of the balances recorded in retained earnings and unrealized valuation difference arising from the net foreign currency position. It should be noted that for purposes of disclosing the consolidated financial statements of the Company the early absorption of the loss for the year with the balance recorded in retained earnings has not been taken into account.


               b.   Consistency of accounting policies

                    The accounting policies used for preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company.

                    The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:


                    b.1. - Foreign currency Assets and Liabilities
                    These are stated at the US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.
                    Assets and liabilities valued in foreign currencies other than the US dollar will be converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk.
                    As established by professional standards and regulations prevailing in Argentina, the Bank recognized the effects of the devaluation of the Argentine peso as from January 1, 2002.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.2. - Gold Bullion
                    This is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.
                    The procedure described in item b.1. was followed for translating it into Argentine currency.

                    b.3. - Government and Corporate Securities

                    b.3.a. - Government Securities
                    I) Holdings of investment accounts securities:

                    Since June 1, 2001, holdings included in investment accounts have been recognized at cost, increased exponentially up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. When existing holdings of trading securities are involved, their market quotation at the close of operations of the day preceding the transfer of those holdings is considered to be the cost.
                    The values thus determined will be reduced on the last day of each month by the amount of the positive difference resulting from comparing that balance with the market value of each security increased by 20%.
                    Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of classifying securities as holdings in investment accounts.
                    As of December 31, 2002 the difference between the market value and the carrying value of investment account securities has not been determined, because the volume traded is considered to be immaterial in relation to the total issue amount and, therefore, it is not representative of the value of the investment.
                    These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 recorded at their technical value (see Note 1 to the financial statements, section "Compensation to financial institutions". The treatment of the difference exceeding 20% between the market value and the carrying value mentioned above does not apply to these securities.

                    While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    these securities. Had prevailing professional accounting standards been applied, the value of addition of those securities and of the balances to be received recorded in "Other receivables resulting from financial brokerage" would have been stated at their estimated market value.

                    II) Holdings of trading securities:
                    These are stated at the closing quotation for each security at the end of the year, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.
                    III) Others - Listed:
                    These have been valued at their quotation, as indicated in point II) above.
                    IV) Unlisted:
                    These are valued at the acquisition cost plus income accrued up to the end of the year, where applicable.


                    b.3.b. - Listed Corporate Securities
                    These are valued at the  quotation  prevailing at the end of
                    the  year,  net  of  estimated   selling   expenses,   where
                    applicable.

                    b.4. Secured Loans
                    Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

                    As established by the Argentine Central Bank regulations, the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged is

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    recorded in an asset adjustment account and charged to results on a monthly basis, in proportion to the term of each of the secured loans received.
                    Had the position of government securities classified in investment accounts and presented for their exchange been valued according to professional accounting standards, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by US$ 132,548 at the exchange date (November 5, 2001).
                    As a result of the exchange transaction described above, as of December 31, 2002, Banco de Galicia y Buenos Aires S.A. records Secured Loans -principal amounts- for US$ 1,427,737, which includes the gain of US$ (27,164) resulting from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged, which was recorded in an asset adjustment account.

                    In line with Decree 644 dated April 18, 2002, the principal changes are as follows:

                    - The conversion into pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, as established by Section 1 of Decree No. 471/02.

                    - The new interest rates to be accrued by those secured loans, as established by Section 3 of Decree 471/02 (See Note 1 to the financial statements under "Public Debt").


                    b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns
                    For foreign currency transactions and local currency transactions with a principal adjustment clause valid through April 1, 1991, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.
                    For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

                    Since January 1997 Banco de Galicia y Buenos Aires S.A. has been receiving placements subject to variable returns in line with the system envisaged by Argentine Central Bank Communique "A"

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    2482. The fixed return for each transaction is accrued in the manner mentioned in the first paragraph, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

                    For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos in accordance with Decree 214/02, the adjustment from the application of the CER was accrued at year end, where applicable.

                    b.6. - Assets Under Financial Leases
                    These are stated at the acquisition cost less accumulated depreciation.

                    b.7. - Equity interests in other companies

                    b.7.a. - In financial institutions and supplementary and authorized activities
                    -    Controlled companies
                    Argentine:
                    The equity investments in controlled companies are stated at their equity values.

                    The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of June 30, 2002 because, at the date of these financial statements that company does not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed, as well as the effect of inflation, were recognized as of December 31, 2002 (see
                    Note 2, second paragraph).
                    As a result of the application of the economic measures described in Note 1 to the financial statements of Tarjetas Regionales S.A., this Company reported a deficit in its equity. This effect has been recognized in Banco de Galicia y Buenos Aires S.A.'s financial statements by recording a provision under liabilities.

                    Foreign:
                    As regards the interests in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited, the statement made in
                    Note 1 to these

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries" has been applied.
                    In the non-annual period of six months ended December 31, 2001, their value was determined using the equity method of accounting, based on financial statements originally issued in foreign currency. For conversion into local currency the mentioned procedure for foreign branches and subsidiaries was used. This procedure follows the guidelines established by the Argentine Central Bank in this respect and is in agreement with professional accounting standards.

                    - Minority interests
                    Argentine:
                    Minority interests have been valued at cost restated as mentioned in point a. above, plus stock dividends.

                    Foreign:
                    These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.
                    The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity interests into local currency.

                    b.7.b. - In other companies
                    - Minority interests
                    Argentine:
                    These equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.

                    A valuation allowance has been set up for the amount by which it is estimated that the equity interests in Ocye S.A., Multibrand S.A., Inversora Diamante S.A., Argencontrol S.A., Correo Argentino S.A., Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A. are overstated in relation to their equity value.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    The equity interests in Net Investment S.A., Sudamericana Holding S.A. and Galicia Warrants S.A. have been valued according to the equity method of accounting.
                    The Company has valued its equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. based on financial statements prepared as of September 30, 2002 and as of October 31, 2002, respectively.

                    Foreign:
                    These are stated at the acquisition cost, plus stock dividends, recognized at their face value.
                    The procedure referred to in point b.1. above has been applied to translate foreign currency equity interests into local currency.

                    b.8. - Fixed assets and miscellaneous assets
                    Fixed assets and miscellaneous assets have been valued at cost restated (see point a. above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.
                    The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets. The net book values of the assets, taken as a whole, are not in excess of their value to the business.

                    b.9. - Other miscellaneous assets
                    Miscellaneous   assets   are   valued   at  their   restated
                    acquisition   cost   (see   point   a.   above),   less  the
                    corresponding accumulated depreciation.

                    The depreciation charges for these assets are calculated following the same criterion as that mentioned in the preceding section.

                    b.10. - Intangible assets
                    Intangible assets have been valued at their acquisition cost restated (see point a. above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".


                    b.11. - Allowance for loan losses and provision for contingencies
                    The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.


                    b.12. - Shareholders' equity
                    1) The Shareholders' Equity accounts have been restated following the procedure mentioned in point a., except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Equity Adjustment- Capital Adjustment" account.
                    Income and expenses have been restated regardless of whether they have been collected or paid.
                    Monetary results of exposure to inflation were determined as follows:

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.
                    b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
                    c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.
                    2) As called for by Communique "A" 3703, the amount of the compensation envisaged in Decrees Nos. 214/02, 905/02 and supplementary norms, attributable to the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, was recorded in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account.


                    b.13. - Income tax and tax on minimum notional income
                    As of December 31, 2002, the Company did not record any income tax charge because it reported a tax loss carry-forward at that date.
                    In view of the fact that Banco de Galicia y Buenos Aires S.A. determined an income tax loss carry forward in the fiscal year ended December 31, 2001, it is required to pay the tax on minimum notional income.
                    Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten fiscal years following the payment date.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.14. - Dismissal Indemnities
                    Banco de Galicia y Buenos Aires S.A. directly expenses the dismissal indemnities.
                    The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities
                    - Provisions for Dismissal Indemnities".
                    As of December 31, 2002 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately US$ 34,160. At the end of the non-annual period of six months ended December 31, 2001, the total amount in this respect was US$ 55,907.

NOTE 4:        BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

               The basic information concerning the controlled entities is disclosed in Note 12 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..

               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

               The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. and Net Investment B.V.. As of December 31, 2002, Net Investment S.A. held the following percentages of equity interests:


               ISSUER COMPANY                      % OF CAPITAL      % OF VOTES

               B2Agro S.A.                            99.99            99.99
               Net Investment B.V.                      100              100

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               The financial statements of Sudamericana Holding S.A. have been adapted to cover a period of twelve months as of September 30, 2002, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.), Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (former Hartford Salud S.A.) and Sudamericana Asesores de Seguros S.A.. As of September 30, 2002, Sudamericana Holding S.A. held the following equity percentages:

               ISSUER COMPANY                                    % OF CAPITAL      % OF VOTES

               Aseguradora de Personas Galicia S.A. (former
               Hartford Seguros de Vida S.A.)                        99.99            99.99
               Instituto de Salta Seguros de Vida S.A.               99.99            90.00
               Galicia Retiro Cia. de Seguros S.A.                   99.99            99.99
               Galicia Vida Cia. de Seguros S.A.                     99.99            99.99
               Medigap Salud S.A. (former Hartford Salud S.A.)       99.99            99.99
               Sudamericana Asesores de Seguros S.A.                 99.97            99.97


               For consolidation purposes, as of December 31, 2001 the Consolidated Financial Statements of Banco de Galicia y Buenos Aires S.A. have been adapted to cover the same period as that of Grupo Financiero Galicia S.A. the financial statements of that entity as of December 31, 2002 and 2001 include the assets, liabilities and results of the controlled entities detailed below:

                                                      as of December 31, 2002

                                                                                       PERCENTAGE OF INTEREST
                            ISSUER COMPANY                         SHARES                      HELD IN
               -----------------------------------------  --------------------------- ---------------------------
                                                                                         TOTAL       POSSIBLE
                                                             TYPE         NUMBER        CAPITAL        VOTES
               BANCO GALICIA URUGUAY S.A.                  Ordinary         13,375*        100.00        100.00
               TARJETAS REGIONALES S.A.                    Ord. Book-   70,834,138      68.218539     68.218539
                                                           entry
               GALICIA CAPITAL MARKETS S.A.                Ord. Book-       99,990          99.99         99.99
                                                           entry
               GALICIA FACTORING Y LEASING S.A.            Ord. Book-    1,889,700          99.98         99.98
                                                           entry
               AGRO GALICIA S.A.                           Ord. Book-      247,500          99.00         99.00
                                                           entry
               GALICIA VALORES S.A. SOC. DE BOLSA          Ord. Book-      999,996          99.99         99.99
                                                           entry

               * Stated at a face value of 1,000 Uruguayan pesos.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

                                                      as of December 31, 2001

                                                                                        PERCENTAGE OF INTEREST
                            ISSUER COMPANY                          SHARES                      HELD IN
               ------------------------------------------ ----------------------------- -------------------------
                                                                                             TOTAL      POSSIBLE
                                                                 TYPE          NUMBER       CAPITAL       VOTES

                BANCO GALICIA URUGUAY S.A.                   Ordinary          13,375*      100.00        100.00
                TARJETAS REGIONALES S.A.                     Ord. Book-        99,990         0.30          0.30
                                                             entry
                GALICIA CAPITAL MARKETS S.A.                 Ord. Book-        99,990        99.99         99.99
                                                             entry
                GALICIA FACTORING Y LEASING S.A.             Ord. Book-     1,889,700        99.98         99.98
                                                             entry
                AGRO GALICIA S.A.                            Ord. Book-       247,500        99.00         99.00
                                                             entry
                GALICIA VALORES S.A. SOC. DE BOLSA           Ord. Book-       999,996        99.99         99.99
                                                             entry
                GALICIA Y BS. AS. SECURITIES (UK) LTD.       Ordinary         500,000       100.00        100.00

                * Stated at a face value of 1,000 Uruguayan pesos.

                                                        As of December 31, 2002

                                                              ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                                            EQUITY           (**)

               BANCO GALICIA URUGUAY S.A.                          -             -                 -             -
               TARJETAS REGIONALES S.A.                      176,152       194,169           (18,017)      (98,937)
               GALICIA CAPITAL MARKETS S.A.                   11,491         6,390             5,101        (2,503)
               GALICIA FACTORING Y LEASING S.A.                1,998           229             1,769          (489)
               AGRO GALICIA S.A.                                  69             4                65          (165)
               GALICIA VALORES S.A. SOC. DE BOLSA              4,643         1,247             3,396           865
               GALICIA Y BS. AS. SECURITIES (UK) LTD.              -             -                 -             -

                                                        as of December 31, 2001

                            ISSUER COMPANY                    ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                                           EQUITY           (**)

               BANCO GALICIA URUGUAY S.A.                  1,413,679      1,263,790       149,889           14,737
               TARJETAS REGIONALES S.A.                      361,393        280,472        80,921           (3,362)
               GALICIA CAPITAL MARKETS S.A.                   19,053         13,860         5,193            1,396
               GALICIA FACTORING Y LEASING S.A.                2,716            458         2,258              238
               AGRO GALICIA S.A.                                 310             80           230                8
               GALICIA VALORES S.A. SOC. DE BOLSA              4,111          1,580         2,531              280
               GALICIA Y BS. AS. SECURITIES (UK) LTD.          1,051            178           873               56



               The Financial Statements of the controlled entities have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Limited have not been consolidated as of December 31, 2002 (see Note 1 to the financial statements).
               In the non-annual period of six months ended December 31, 2001, special financial statements of Banco Galicia Uruguay S.A. as of December 31, 2001, adapted to cover the same period as that of Banco de Galicia y Buenos Aires S.A. were used. These financial statements include the special statement of financial condition, income statement and statement of cash flows of Banco Galicia Uruguay S.A., the balances of which have been consolidated on a line-by-line basis with the special statement of financial condition, income statement and statement of cash flows of Banco de Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. has a 65.3405 % equity interest and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%. Furthermore, the latter statements have been consolidated with those of Tarjetas Regionales S.A. and Galicia Pension Fund Limited, in which Banco Galicia (Cayman) Limited held a 99.7 % and 100 % equity interest, respectively. In turn, since January 1, 2000, Galicia Pension Fund Limited financial statements have been consolidated with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which Galicia Pension Fund Limited holds a controlling interest of 99.985%.

               In the current year, as a result of the new interest percentages owned by shareholders in Tarjetas Regionales S.A., Banco de Galicia y Buenos Aires S.A. holds 68.218539% of the capital stock and voting rights and Banco de Galicia (Cayman) Limited, the remaining 31.781461%.

               The financial statements of Banco de Galicia y Buenos Aires S.A. have been consolidated on a line-by-line basis with those of that company.

               The December 31, 2002 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               a) The percentages directly held in those companies' capital stock are as follows:

                                 Company                             12.31.02                  12.31.01

               Tarjetas Cuyanas S.A.                                    60%                       60%
               Tarjetas del Mar S.A. (*)                               100%                       50%
               Tarjeta Naranja S.A.                                     80%                       80%
               Tarjeta Comfiar S.A.                                     60%                       60%

               (*) On May 15, 2002 Tarjetas Regionales S.A. acquired the remaining 50% of the shares and on August 9, 2002, a share in Tarjetas del Mar S.A. was sold to Tarjeta Naranja S.A..

               b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

                                   Company                            12.31.02                   12.31.01

                  Tarjeta Comfiar S.A.                                   32%                        32%

               Tarjeta Naranja S.A. financial statements as of December 31, 2002 and 2001 have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock.

               Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold 21.3% and 12.3% interests, respectively, in that company's capital stock and voting rights.

               For purposes of the consolidation of those credit card management companies, the December 31, 2002 and 2001 financial statements of those companies have been used.

               The financial statements of Galicia Capital Markets S.A. include the statement of financial condition, income statement and statement of cash flows of that company, whose balances have been consolidated on a line-by-line basis, with the statement of financial condition, income statement and statement of cash flows of Galicia Advent Corporation Limited, in which that company holds a 57.89% equity interest and Galicia Equity Analysis S.A., in which it holds a 99 % controlling interest.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 5:        MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES

               The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.

               The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".


               As of December 31, 2002 and 2001, the percentages of minority interest are as follows:


                                  Company                             12.31.02                  12.31.01
               Banco de Galicia y Bs. As. S.A.                        6.41446%                  6.41446%
               Net Investment S.A.                                    0.80181%                  0.80181%
               Sudamericana Holding S.A.                              0.80175%                  0.80175%
               Galicia Warrants S.A.                                  0.80181%                  0.80181%
               B2Agro S.A.                                            0.81007%                  7.00169%
               Net Investment B.V.                                    0.80181%                  0.80181%
               Aseguradora de Personas Galicia S.A. (former
               Hartford Seguros de Vida S.A.)                         0.80234%                  0.80175%
               Medigap  Salud S.A.  (former  Hartford  Salud
               S.A.)                                                  0.81002%                  0.81002%
               Instituto de Salta Seguros de Vida S.A.                0.80211%                 10.72158%
               Galicia Retiro Cia. De Seguros S.A.                    0.80188%                  0.80175%
               Galicia Vida Cia. de Seguros S.A.                      0.80190%                  0.80175%

               In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:

                                    Company                            12.31.02                 12.31.01

               Galicia Valores S.A. Sociedad de Bolsa                    0.01%                    0.01%
               Galicia Capital Markets S.A.                              0.01%                    0.01%
               Galicia Factoring y Leasing S.A.                          0.02%                    0.02%
               Galicia Administradora de Fondos S.A. Soc. Gerente       0.015%                   0.015%
               Agro Galicia S.A.                                         1.00%                    1.00%
               Tarjeta Comfiar S.A.                                      8.00%                    8.00%
               Tarjetas Cuyanas S.A.                                    40.00%                   40.00%
               Tarjetas del Mar S.A.                                        -                    50.00%
               Tarjeta Naranja S.A.                                     20.00%                   20.00%
               Galicia Advent Corporation Limited                       42.11%                   42.11%
               Galicia Equity Analysis S.A.                              1.00%                    1.00%
               Cobranzas Regionales S.A.                               19.904%                  19.904%

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        RESTRICTED ASSETS

               As of December 31, 2002, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as mentioned below:

               a.   Funds and Government Securities
               Banco de Galicia y Buenos Aires S.A. has deposited US$ 6,038 in escrow as a guarantee towards third parties in respect of its own transactions. Also, US$ 4,193 have been deposited to guarantee repo transactions with Argentine financial institutions.

               Within the framework of Decree 979/2001 of the National Executive Branch, Banco de Galicia y Buenos Aires S.A. has advanced the National State funds on account of tax obligations and received in exchange Fiscal Credit Certificates for US$ 31,281, which have been recognized in Government Securities. These certificates may be used for settling taxes, under the conditions set out in Resolution 38/2003 of the Ministry of Economy.

               b. Guarantee for Galtrust II, III, IV and V Financial Trusts Mortgage Bills for US$ 1,011 have been deposited in escrow as collateral for the contracts of the Individual Galtrust II, III, IV and V Financial Trusts, in respect of an Initial Minimum Amount of the Reserve Investments, according to contracts signed on December 17, 2001.

               c.   Special Accounts as Collateral for Transactions
               Banco de Galicia y Buenos Aires S.A. has opened special accounts with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of December 31, 2002 amounted to US$ 13,544.

               d.   Deposits in favor of the Argentine Central Bank
               These have been set up in line with Argentine Central Bank regulations:

               - Communique "A" 1190                      US$       158
               - Communique "A" 2923                      US$     1,234

               e.   Fund for assistance to financial institutions
               As of December 31, 2002 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for US$ 37,092 in guarantee towards the Fund for assistance to Financial Institutions.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 6:        (Continued)

               f.   Guarantees provided to the Argentine Central Bank
               As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for advances of US$ 1,656,072 for assistance received to cover temporary lack of liquidity.

               g.   Equity interests in Other Companies
               Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favour of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

               According to the contract signed, in the event of a deficit in funds, Banco de Galicia y Buenos Aires S.A. and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino should inform Banco de Galicia y Buenos Aires S.A. and Socma Americana S.A. of the existence of any deficit. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. had not been notified of any requirement in this connection.

               "Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:
               - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.
               - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares
               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 6:        (Continued)

               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.
               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
               -   Aguas Cordobesas S.A.:  900,000 ordinary  class E shares.
               - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

               As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

               The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. After the close of these financial statements assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598, while the obligation to provide assistance to Aguas Provinciales de Santa Fe S.A. is not deemed to exist.
               At the end of the non-annual period of six months ended December 31, 2001, the total amount of restricted assets was US$ 3,404,849.

               In addition, as of December 31, 2002 and 2001 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

               a. Galicia Valores S.A. Sociedad de Bolsa:
               As of December 31, 2002 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for US$ 1,246.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 6:        (Continued)

               As of December 31, 2001, that company's total restricted assets amounted to US$ 681.
               b. Agro Galicia S.A.:
               As of December 31, 2002 Agro Galicia S.A. had one share of Mercado a Termino de Buenos Aires S.A. securing an insurance covering its transactions for US$ 18.

               On January 27, 2003, Agro Galicia S.A. sold that share to B2 Agro S.A. and received US$ 18 in exchange.
               As of December 31, 2001, that company's restricted assets totalled US$ 581.
               c. Tarjetas Cuyanas S.A.
               As of December 31, 2002, the Bank's ability to dispose of time deposits for US$ 30 was restricted because this amount was earmarked to secure a Collection Agreement signed with the Revenue Board of the Province of Mendoza.
               d. Tarjeta Naranja S.A.
               On September 23, 2002 an attachment was levied on funds deposited in a current account for US$ 69 that this company holds with Banco de Galicia y Buenos Aires S.A. On October 25, 2002 two attachments were levied on a current account held by Tarjeta Naranja for a total amount of US$ 357.

NOTE 7:        TRUST ACTIVITIES

               In order to guarantee compliance with the obligations arising from contracts, the parties thereto have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. certain amounts of money, to be invested according to the following detail:

               ===================== =============================== =================== ===================
                  Contract date                    Trustor                 Trust fund          Due date
                                                                             balance
                                                                               U$S

               --------------------- ------------------------------- ------------------- -------------------
                       05.15.98         Natalio   Garber   y   Silvia          21.328         05.15.03 (1)
                                        Chait de Garber
               --------------------- ------------------------------- ------------------- -------------------
                       01.06.98         Eduardo Sumic y Ercides Ciani              19         07.07.07 (1)
               --------------------- ------------------------------- ------------------- -------------------
                       09.20.02         Tarjeta Naranja S.A.                    1,202         05.31.10 (2)
               --------------------- ------------------------------- ------------------- -------------------
                       09.20.02         Tarjeta Cuyanas S.A.                      147         05.31.10 (2)
              --------------------- ------------------------------- ------------------- --------------------
                       10.31.02         Tarjeta Cuyanas S.A.                       51         05.31.10 (2)
              ===================== =============================== =================== ====================

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 7:        (Continued)


               (1)These amounts will be released upon maturity or when Banco de Galicia y Buenos Aires S.A. receives instructions in accordance with the contract stipulations.

               (2) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.


NOTE 8:        NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES

               a) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

               a.1) As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:

               =================================================================

                                                                   ISSUE
               ISSUE DATE     FACE VALUE     TERM       RATE       AUTHORIZED BY
                                                                   THE NATIONAL
                                                                   SECURITIES
                                                                   COMMISSION
               -----------------------------------------------------------------
                11.08.93      200,000        10 years   9.00 %     10.08.93
               =================================================================


               a.2) Under the global program for issuing ordinary negotiable obligations approved by the Shareholders' Meeting held on March 3, 1993, as of December 31, 2002, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issue outstanding:


               =================================================================

                                                                   ISSUE
               ISSUE DATE     FACE VALUE     TERM         RATE     AUTHORIZED BY
                                                                   THE NATIONAL
                                                                   SECURITIES
                                                                   COMMISSION
               -----------------------------------------------------------------
                08.07.97      150,000*       1,825 days   (1)      08.02.93 and
                                                                   12.20.94
               =================================================================

               (1) On the interest payment dates falling due in August 2001 or before, Libor plus 1.625%
               (*) This issue has fallen due.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 8:   (Continued)

               a.3) The Shareholders' Meeting held on September 30, 1997 authorized the creation of a Global Program for a maximum total amount equivalent to US$ 500,000.
               As of December 31, 2002 Banco de Galicia y Buenos Aires S.A. had no negotiable obligation issues outstanding under this program.

               a.4) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

               As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

               ==============================================================================================
                                                                                            ISSUE AUTHORIZED
               ISSUE DATE          FACE VALUE            TERM                RATE           BY THE NATIONAL
                                                                                            SECURITIES
                                                                                            COMMISSION

               ----------------------------------------------------------------------------------------------
               12.20.00            44,444(*)         1,825 days        Libor plus 2%         04.22.98
               ----------------------------------------------------------------------------------------------
               06.11.01            10,667(*)         1,653 days        Libor plus 2%         04.22.98
               ----------------------------------------------------------------------------------------------
               07.19.02             72,635           1,840 days            7.875%            04.22.98
               ----------------------------------------------------------------------------------------------
               07.19.02             43,161           1,840 days       Libor - 6 months       04.22.98
                                                                               plus 4%
               ==============================================================================================

               (*) On December 20, 2001, the first installment was amortized for a face value of 5,556 and 1,333, respectively.

               The Meeting of Shareholders held on September 26, 2001 ratified the powers previously vested in the Board of Directors in connection with the programs referred to in sections a.3) and a.4)above.

               a.5) The  Meeting of  Shareholders  held on  September  26,  2001 approved the issue of subordinated negotiable obligations, convertible into ordinary, book-entry, class "B" shares, with a face value of US$ 0.00030 each and entitled to one vote per share, for a total amount of up to US$ 200,000.
               That meeting of shareholders vested the Board of Directors of Banco de Galicia y Buenos Aires S.A. with the powers to set the issue terms and conditions, including the amount and date of issue. That Board of Directors has not resolved this issue so far. An objection to this Meeting of Shareholders has been filed before the court by the minority shareholders of that Entity, Theseus S.A. and Lagarcue S.A., which represent 2.07% and 3.35% of the capital stock and are controlled by Ms. Maria Isabel Escasany.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:           (Continued)

               As of December 31, 2002 and 2001, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was US$ 552,047 and US$ 426,936, respectively, and was used in accordance with the provisions of Communique "A" 1907 of the Argentine Central Bank for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in the above mentioned Communique.

               b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations and other debt securities

               During the current fiscal year, various Series of short and medium-term Negotiable Obligations issued by Tarjetas Cuyanas S.A., Tarjetas del Mar S.A., Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. fell due. The difficult situation affecting the Argentine economy and particularly the financial system, the devaluation of the peso and the difficulties in accessing credit on the domestic and foreign markets have had an adverse effect on the ability of those companies to meet their payment obligations.


               Within that environment, each of those companies have undertaken a process for the renegotiation of their debts for negotiable obligations, which has presented different characteristics and different degrees of progress and/or definitions so far. As a result, the criteria used for valuing these debts varied according to the facts and judgmental elements each company had in relation to those debts when they issued their respective financial statements.
               Below is disclosed the situation of each of those companies in relation to these debts as of December 31, 2002, and the valuation criteria followed:

               Tarjetas Cuyanas S.A.:

               On May 23 and October 31, 2002, that company entered into an agreement with Administraciones Fiduciarias S.A. for the redemption of its Negotiable Obligations through the issue of debt certificates.

               At the end of the fiscal year ended December 31, 2002, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately US$ 5,000 and US$ 1,145, respectively. At December 31, 2002, the Company has valued this

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               debt at approximately US$ 4,367, a figure obtained by applying the present value method to the future discounted cash flows.
               For purposes of applying the valuation method mentioned above, Tarjetas Cuyanas S.A. has taken as a premise for the agreement entered into on May 23, 2002 a nominal annual discount rate of 11% and a cash flow made up of 5% of the monthly collections of receivables derived from the use of credit cards for a term of 8 years counted as from the earlier of June 1, 2002 or until the full amortization of the subscribed certificates, and for the agreement entered into on October 31, 2002, a nominal annual discount rate of 11% and a cash flow made up of 1.75% of the monthly collections of receivables derived from the use of credit cards for a term of 7 years and 7 months, counted as from the earlier of November 1, 2002 or until the full amortization of the subscribed certificates.

               The  above-mentioned  cash  flows are made up of:
               a) receivables derived from the use of credit cards;
               b) consumer loans granted by the Company to the holders of credit cards issued by it; and
               c) refinancing of receivables mentioned in a) and b).
               As a result of those transactions and of certain payments made, the Company records due and payable negotiable obligations amounting to approximately US$ 4,077 as of December 31, 2002. As of December 31, 2002, Tarjetas Cuyanas S.A. had valued this debt by approximately US$ 2,218, which represent the redemption value estimated by the management of Tarjetas Cuyanas S.A. on the basis of the negotiations carried out so far. If this debt were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 1,869 would be generated as of the end of the year.

               The maximum risk associated with the situations described in relation to the financial statements of Tarjetas Regionales S.A. amounts to US$ 1,122.

               Tarjetas del Mar S.A.:

               On March 4, 2002 the Company informed the Buenos Aires Stock Exchange and the National Securities Commission of its decision to postpone for 120 days the payment to the holders of the overdue negotiable obligations issued by the Company. In subsequent notifications made on June 18 and October 16, 2002, new extensions of the due dates of negotiable obligations were requested. So far, the related interest payable monthly in advance was recognized at the rate of 14.92% per annum.

               As informed in the letter submitted to the National Securities Commission on November 18, 2002, Banco de Galicia y Buenos Aires S.A., the indirect

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:       (Continued)

               controlling shareholder of the Company, requested authorization from the Argentine Central Bank to implement a procedure to enable the holders of Negotiable Obligations issued by Tarjetas del Mar S.A. to exchange them for debt certificates secured by a trust to be issued by Tarjeta Naranja S.A. (a company indirectly controlled by Banco de Galicia y Buenos Aires S.A.).

               The operation schedule proposed is the following: (i) Tarjetas del Mar S.A. issues a debt certificate for US$15,000, payable within 10 years in 10 annual and consecutive installments; (ii) Tarjetas del Mar S.A. exchanges with Banco de Galicia (Cayman
               Branch), its own debt certificate for a certificate issued by Tarjeta Naranja S.A., which is held by that branch of Banco de Galicia; and (iii) Tarjetas del Mar S.A. offers the holders of its Negotiable Obligations to exchange them for the debt certificate issued by Tarjeta Naranja S.A. The Argentine Central Bank has not made any observations in relation to this procedure, concerning matters within its field of competence.
               The Company is currently offering the holders of its obligations to exchange the Negotiable Obligations issued by the Company for the debt certificate issued by Tarjeta Naranja S.A., for a term of eight years, secured by a trust fund formed by 1% of its collections. Thus, the holders of Negotiable Obligations can access a mechanism that has been widely accepted by the creditors of Tarjeta Naranja S.A., and if no new public emergency situations take place in the Argentine economy and in the financial system in particular, it will enable them to collect the total amount that Tarjetas del Mar S.A. would have owed them if legislation on public emergency had not been issued.
               As of December 31, 2002, the balance of the Global Negotiable Obligation Program issued by Tarjetas del Mar S.A., which continue to be due and payable is equivalent to an amount of US$ 15,595. If all the due and payable negotiable obligations as of December 31, 2002 were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 9,092 would be generated as of year end.

               The maximum risk attaching to these situations, which could have an impact on the financial statements of Tarjetas Regionales S.A., amounted to approximately US$ 9,091.

               Tarjeta Comfiar S.A.:
               In view of the operating impossibility of this company fully redeeming Series IX of Negotiable Obligations that fell due on January 15, 2002, a debt of US$ 391 (face value) has been recognized in its financial statements at a rate of exchange of US$1=$1, plus CER, which as of December 31, 2002 was equivalent to US$ 47.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               As established by current public order regulations on this matter, Tarjeta Comfiar S.A. considers that in all cases the criterion applicable would be the redemption of those negotiable obligations at the exchange rate of US$1=$1, plus CER, because that Series was issued prior to January 6, 2002.
               If all the due and payable negotiable obligations, which as of December 31, 2002 amounted to US$ 391, were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 228 would be generated at the end of the year.

               The maximum risk attaching to these situations on the financial statements of Tarjetas Regionales S.A. amounts to US$ 209.
               At the time the consolidated financial statements were prepared, that company continued to renegotiating Series IX Negotiable Obligations not yet collected by their holders, which had reduced to US$ 370 (face value).

               Tarjeta Naranja S.A.:
               On May 23, 2002 Tarjeta Naranja S.A. executed an agreement for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust. As of December 31, 2002, holders of negotiable obligations had adhered to this agreement in the amount of US$ 63,131, the residual value of those negotiable obligations amounting to U$S 59,063 at closing date.
               The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date. The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the
               Professional Council in Economic Sciences of the Province of Cordoba, results in US$ 44,944 (including principal and interest).

               As of December 31, 2002, the overdue balance of the Global Negotiable Obligation Program not yet exchanged amounts to US$ 5,118.

               At year end, those holders of negotiable obligations continued to be invited to exchange their obligations for the above-mentioned debt certificates. For those holders who have not adhered to the agreement, and under current public order regulations on this matter, Tarjeta Naranja S.A. considers that in all cases the criterion applicable for the redemption of those negotiable obligations would be the exchange rate of US$1=$1, plus CER, because even the most recently issued Series involved renewals of series issued under Programs predating January 6, 2002.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               In view of Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is US$ 2,559, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates, a present value of US$ 2,000 being determined. If all the due and payable negotiable obligations amounting to US$ 5,188 were valued at the free US dollar exchange rate as of December 31, 2002, an additional loss of approximately US$ 2,051 would be generated at the end of the
               fiscal   year.
               The maximum risk attaching to the situations described, which could have an impact on the consolidated financial statements of Tarjetas Regionales S.A. amounts to US$ 1,641.

               In addition, Negotiable Obligation Series XXVII issued on January 18, 2002 for a face value of US$ 28,000 has been valued applying the free US dollar parity at year end.
               On December 27, 2002, Banco de Galicia Cayman Branch, holder of 100% of Series XXVII accepted the Company's proposal for an extension of the due date for 90 days counted as from December 27, 2002, that is, until March 27, 2003, and the interest payment corresponding to the extension term under the conditions originally agreed for this Series.
               At the time these consolidated financial statements were issued, negotiable obligations due continued to be redeemed at the rate of exchange of US$1 = $1 plus CER, while other holders opted to exchange them for Debt Certificates.
               On February 6, 2003, an agreement to exchange negotiable obligations for US$15,000 for debt certificates was executed with Banco de Galicia y Buenos Aires S.A. - Cayman Branch.
               The maximum risk attaching to the situations described, which could have an impact on the financial statements of Grupo Financiero Galicia S.A. would amount to approximately US$ 7,702.

NOTE 9:        DEPOSIT INSURANCE SYSTEM

               Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.
               Pursuant to Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 9:        (Continued)

               The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to US$ 9 denominated either in pesos or in foreign currency.
               This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.
               Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.
               Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the mentioned Fund on its placements.

               As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

               As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of December 31, 2002 the normal contribution to the Deposit Insurance Fund amounted to US$ 77,314, of which US$ 6,001 correspond to the current year.

NOTE 10:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

               Argentine Central Bank regulations establish that 20% of the profits shown in the Income Statement at the end of the fiscal year, plus (less) prior year adjustments must be allocated to the legal reserve.
               This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 10:       (Continued)

               Furthermore, as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.
               Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.

               Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the National Government.


 NOTE 11:      NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)

               a) Resolutions No. 147/90, 178/91 and 252/94
               In line with the requirements of those resolutions, concerning the "Minimum Equity" that Banco de Galicia y Buenos Aires S.A. is required to have under Argentine Central Bank rules, we confirm that Banco de Galicia y Buenos Aires S.A. fulfilled these requirements in excess, and that such equity was fully paid up at the end of the fiscal year.

               b) Resolution No. 161/90
               As depository of the mutual funds "Fima Acciones", "Fima P.B. Acciones", "Fima Renta en Pesos", "Fima Renta en Dolares", "Fima Mix Plus", "Fima Mix", "Fima Renta Corto Plazo", "Fima Money Market en Pesos", "Fima Money Market en Dolares", "Fima Global Assets" and "Fima Renta Latinoamericana" and in compliance with
               Section 3 of the mentioned Resolution, Banco de Galicia y Buenos Aires S.A. has a total of 155,298,672 units under custody for a market value of US$ 18,492, which is included in the "Depositors of Securities in Custody" account.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 11:       (Continued)

               In the non-annual period of six months ended December 31, 2001, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totalled 323,232,577 units and their market value amounted to US$ 123,500.

NOTE 12: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

               Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to
               Section 17 of Law No. 19322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

               The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm.

               Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still persists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim, which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.
               Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection until the definitive judgment is issued about whether this supposed claim is applicable.

               This latter measure is firm. Concerning the matters at issue stated in the claim for a temporary restraining order filed, such claim has been sustained and it was resolved that OSBA does not have any legal authority to make verifications, assess possible debts or bring legal actions for tax collection, on the grounds of Section 17, subsection f) of Law 19322.

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 12:       (Continued)

               This resolution was confirmed by the National Social Security Court (Panel II). In this connection, OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

               Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered.
               In addition, the AFIP issued Order No. 6/99 ratifying Resolution No. 9/99, which holds that OSBA is a legal entity other than the ISSB, and therefore not having any legal authority to claim the contribution set by Section 17, subsection f) of Law 19322.
               Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly.

NOTE 13:       REGULATIONS ON BANK CURRENT ACCOUNTS

               On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.
               In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.
               In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:
               "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos (US$ 4) and a maximum of two million pesos (US$ 593) for each institution, based on the number of non-compliances by each one".

               In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration. Subsequently, Banco de
               Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 13:         (Continued)

               all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.
               Banco de Galicia y Buenos Aires S.A. considers that this matter is not likely to affect its net worth significantly.

NOTE 14:       SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

               At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for up to US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

               The trustee of those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina.

               Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761, to the GalTrust I Financial Trust.

               As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000, Class B Debt Securities for a face value of US$ 200,000 and Certificates of Participation for a face value of US$ 200,000.

               As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for US$ 201,849.

NOTE 15: SETTING UP OF THE "GALTRUST II, III, IV and V" INDIVIDUAL FINANCIAL TRUSTS

               At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 15:       (Continued)

               program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.


               The trustee of the those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina
               Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued. Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (former Hartford Seguros de Vida S.A.
               On December 26, 2002 the Galtrust III and IV financial trusts were terminated.
               As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio US$ 4,393 and US$ 11,998, respectively.

NOTE 16:       GALICIA 2004 AND 2005 TRUSTS

               On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of Banco de Galicia y Buenos Aires S.A.. The total amount of US$ 4,000 transferred to the trustee by the Galicia 2004 Trust was used for the purchase of 855,442
               shares   and   189,116   ADS   in   Grupo   Financiero    Galicia
               S.A..
               Specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

NOTE 17:       MUTUAL FUND ADMINISTRATION AND MANAGEMENT ACTIVITIES

               Galicia Administradora de Fondos S.A. Sociedad Gerente manages and administers eleven mutual funds, for which Banco de Galicia y Buenos Aires S.A. is the depository bank (see Note 11 b)).

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 18:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

               The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those of the previous year ended December 31, 2001, in order to disclose the changes in those assets and liabilities during the current fiscal year is as follows:

               ================================================================================================
                                                                                  12.31.02         12.31.01
                                                                                 ------------------------------
                ASSETS
                                                                                 ------------------------------
                LOANS                                                              2,819,471       5,914,958
                                                                                 ------------------------------
                -To the non-financial public sector                                2,262,184       2,576,214
                -To the financial sector                                              39,638          56,138
                -To the non-financial private sector and residents abroad            938,132       3,591,569
                  -Overdraft facilities                                               62,834         238,585
                  -Notes                                                             272,660       1,144,003
                  -Mortgage loans                                                    224,512         970,253
                  -Pledge loans                                                       17,755         247,655
                  -Consumer loans                                                     35,296         171,612
                  -Credit card loans                                                 171,836         551,648
                  -Other                                                              50,620         168,650
                  -Accrued interest and quotation differences receivable             106,449         115,352
                  -Documented interest                                               (3,186)        (16,188)
                  -Unallocated collections                                             (644)             (1)
                -Allowances for loan losses                                        (420,483)       (308,963)
                                                                                 ------------------------------
                OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE               2,718,897       1,127,623
                                                                                 ------------------------------
                -Argentine Central Bank                                               16,447          39,606
                -Amounts receivable for spot and forward sales to be
                settled                                                                  565         115,448
                - Securities receivable under spot and forward purchases
                to be    settled                                                         199         467,661
                -Premiums on options bought                                                -              46
                -Unlisted negotiable obligations                                      48,361          52,515
                -Other not included in the debtor classification
                regulations                                                        2,452,961         394,237
                -Other included in the debtor classification regulations             206,200          62,558
                -Accrued interest receivable not included in the debtor
                classification regulations                                             2,016               6
                - Accrued interest receivable included in the debtor
                classification regulations                                               298             383
                -Allowances                                                          (8,150)         (4,837)
                ===============================================================================================

                         Grupo Financiero Galicia S.A.
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 18:      (Continued)

              ================================================================================================
                                                                              12.31.02          12.31.01
                                                                           -----------------------------------
              LIABILITIES
                                                                           -----------------------------------
               DEPOSITS                                                         1,392,285         3,972,142
                                                                           -----------------------------------
               -Non-financial public sector                                         2,302             7,472
               -Financial sector                                                      867            11,417
               -Non-financial private sector and residents abroad               1,389,116         3,953,253
                 -Current accounts                                                217,261           548,495
                 -Savings accounts                                                101,595           953,288
                 -Time deposits                                                   643,901         2,040,592
                 -Investment accounts                                                   -            52,243
                 -Other                                                           307,329           319,846
                 -Accrued interest and quotation differences payable              119,030            38,789
                                                                           -----------------------------------
               OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE             4,361,488         3,099,583
                                                                           -----------------------------------
               -Argentine Central Bank                                          2,384,571         1,009,278
                 -Rediscounts to cover lack of liquidity                        1,603,198           799,874
                 -Other                                                           781,373           209,404
               -Banks and international entities                                  936,850           487,489
               -Unsubordinated negotiable obligations                             557,501           543,951
               -Amounts payable for spot and forward purchases to be
               settled                                                                628           412,831
               -Securities to be delivered under spot and forward sales
               to be settled                                                       36,633           111,302
               -Loans from domestic financial institutions                         59,208           103,620
               -Other                                                             304,190           406,583
               -Accrued interest and quotation differences payable                 81,907            24,529
              ================================================================================================

NOTE 19: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

               As of December 31, 2002, Tarjeta Comfiar S.A., Tarjetas del Mar S.A. and Tarjetas Regionales S.A. reported shortfalls of US$ 15,664, US$ 7,064 and US$ 33,973 respectively, in their working capital, and shortfalls of US$ 11,860, US$ 5,881 and US$ 18,017 respectively, in their equity, and this situation is subject to the provisions of Section 94, subsection 5) of the Corporations Law. Tarjeta Naranja S.A. records a deficit of US$ 24,218 in its equity at that date.
               Accumulated losses of US$ 22,315 reported by Tarjeta Comfiar S.A. and US$ 9,386, reported by Tarjeta del Mar S.A. are in excess of 50% of their corporate capital and irrevocable capital contributions made by their shareholders, according to the computation established by Section 206 of that Law. It should be noted that Decree 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5) of Law 19550, which establishes that companies must be dissolved when their losses exceed their corporate capital and of Section 206, which establishes mandatory capital reduction when losses are in excess of reserves and 50% of capital.

NOTE 20:       GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

               As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans
               Financial Trust" was created, by which mortgage loans for US$ 92,811 were transferred, receiving in exchange US$ 69,608 in cash and certificates of participation for US$ 23,203. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.
               The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for US$ 32,047 were transferred and US$ 24,036 in cash and certificates of participation for US$ 8,012 were received in exchange.
               Banco de Galicia y Buenos Aires S.A. acts as administrator in both cases.
               As of December 31, 2002, the amounts of the participation certificates was US$ 26,599 and US$ 8,012, respectively.

                         Grupo Financiero Galicia S.A.
       Statement of Financial Condition as of December 31, 2002 and 2001
                  (figures stated in thousands of US dollars)
                                    (Note 2)

================================================================================
                                                      12.31.02         12.31.01
                                                  ------------------------------
ASSETS

CURRENT ASSETS
Cash  and  due  from  bank (Notes 3 and 13 and
Schedule G)                                                  380            105
Investments (Notes 11 and 13 and Schedules C and
G)                                                        10,357         42,724
Fiscal credits (Notes 4 and 11)                               19            298

Other receivables (Notes 5 and 11 and Schedule G)             36            182
                                                  ------------------------------
Total Current Assets                                      10,792         43,309
                                                  ------------------------------

NON-CURRENT ASSETS

Fiscal credits (Notes 4 and 11)                             1               155

Other receivables (Note 11)                                 -                 1

Investments  (Notes  11,  12,  13,  15 and 16 and
Schedules C, E and G)                                 482,887           863,876

Fixed  assets  and  investments  in  assets  of a
similar nature (Schedule A)                             1,084               408

Intangible assets (Schedule B)                          4,033             5,948
                                                  ------------------------------
Total Non-current Assets                              488,005           870,388
                                                  ------------------------------
Total Assets                                          498,797           913,697
================================================================================



================================================================================

                                                   12.31.02          12.31.01
                                               ---------------------------------
LIABILITIES

CURRENT LIABILITIES



Social security liabilities (Notes 6 and 11)            40               106
Tax liabilities (Notes 7 and 11)                       385                13
Other liabilities (Notes 8, 11 and 13 and
Schedule  G)                                           407               595
                                               ---------------------------------
Total Current Liabilities                              832               714
                                               ---------------------------------

NON-CURRENT LIABILITIES

Tax liabilities (Notes 7 and 11)                    15,924                -
Other   liabilities   (Notes 8 and 11 and
Schedule E)                                              1                2
                                               ---------------------------------

Total Non-current Liabilities                       15,925                2
                                               ---------------------------------

Total Liabilities                                   16,757              716
                                               ---------------------------------
SHAREHOLDERS' EQUITY

(per related statement)                            482,040          912,981
                                               ---------------------------------
Total Liabilities and Shareholders' Equity         498,797          913,697
================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                                Income Statement
                 For the fiscal year commenced January 1, 2002
                          and ended December 31, 2002.
                  In comparative format with the previous year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

================================================================================
                                                     12.31.02          12.31.01
                                              ----------------------------------
Net (loss)/ income from long-term
  investments                                        (423,581)           80,310
Administrative expenses
  (Note 13 and Schedule H)                             (3,330)           (3,111)
Other income and expenses
  (loss)/income  (Schedule E)                             159               275
Financial gain (Notes 10 and 13)                       11,304               346
Income tax                                            (17,428)                -
Net (loss)/ income for the year                      (432,876)           77,820
================================================================================
The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                  Statement of Changes in Shareholders' Equity
                 For the fiscal year commenced January 1, 2002
                          and ended December 31, 2002.
                  In comparative format with the previous year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

==================================================================================================
                                          Shareholders' contributions (Note 9)
--------------------------------------------------------------------------------------------------
                                                                   Non-capitalized
    Item                          Subscribed    Capital             contributions
                                  and paid-up   adjustment     ---------------------     Total
                                  capital                     Issuance    Irrevocable
                                                              premiums    contributions

--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------

Historical balances at
beginning of year                    324,156                    23,517            -     347,673
                                                      -
Prior year adjustments                     -          -              -            -           -
                                  ----------------------------------------------------------------
Historical balances at               324,156          -         23,517            -     347,673
beginning of year, modified

Adjustments to historical
balances at beginning of year,
modified                                   -     383,937       27,853             -     411,790
                                  ----------------------------------------------------------------
Modified and adjusted                324,156     383,937       51,370             -     759,463
historical balances at
beginning of year.
Distribution approved by
the ordinary shareholders'
meeting held on
March 15, 2001:

- Cash dividends                           -           -           -              -           -
Distribution approved by the
ordinary shareholders' meeting
held on June 3, 2002

- Legal reserve                            -           -           -              -           -

- Discretionary reserve                    -           -           -              -           -

Net (loss)/ income for the year            -           -           -              -           -
--------------------------------------------------------------------------------------------------

Balances as of 12.31.02              324,156     383,937       51,370             -     759,463
==================================================================================================


===========================================================================================================================
                                          Retained earnings (Note 14)
---------------------------------------------------------------------------------------------       Total          Total
                                           Reserved profits            Total    Unappropriated   shareholders'  shareholders'
    Item                                                                          retained        equity as       equity as
                                    --------------------------------              earnings           of               of
                                    Legal   Discretionary  Other                                   12.31.02       12.31.01
                                    Reserve  reserve       reserves
                                                             (*)
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------

Historical balances at
beginning of year                     2,191   32,178          -         34,369      35,910            417,952      391,937

Prior year adjustments                    -        -          -              -         886                886            -
                                  -----------------------------------------------------------------------------------------
Historical balances at                2,191   32,178          -         34,369      36,796            418,838      391,937
beginning of year, modified

Adjustments to historical
balances at beginning of year,
modified                              2,594   38,112          -         40,706      43,582            496,078      464,219
                                  -----------------------------------------------------------------------------------------
Modified and adjusted                 4,785   70,290          -         75,075      80,378            914,916      856,156
historical balances at
beginning of year.
Distribution approved by
the ordinary shareholders'
meeting held on
March 15, 2001:

- Cash dividends                          -        -          -              -               -            -        (20,995)
Distribution approved by the
ordinary shareholders' meeting
held on June 3, 2002

- Legal reserve                       3,891        -                     3,891         (3,891)            -              -

- Discretionary reserve                   -   74,542                    74,542        (74,542)            -              -

Net (loss)/ income for the year           -        -          -              -        (432,876)      (432,876)      77,820
----------------------------------------------------------------------------------------------------------------------------

Balances as of 12.31.02               8,676   44,832          -        153,508       (430,931)        482,040      912,981
============================================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                             Statement of Cash Flows
                 For the fiscal year commenced January 1, 2002
                          and ended December 31, 2002.
                  In comparative format with the previous year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

================================================================================================
                                                                12.31.02            12.31.01
                                                          --------------------------------------
CHANGES IN CASH

Cash at beginning of year                                               105                 71
Increase /(decrease) in cash                                            275                 34
                                                          -------------------------------------
Cash at end of year                                                     380                105
                                                          ======================================
REASONS FOR CHANGES IN CASH
Less:
Ordinary expenses paid                                               (2,480)            (2,060)
Plus:
Other ordinary income collected                                       2,059              3,582
                                                          --------------------------------------
Cash (used in)/provided by ordinary operations                         (421)             1,522
                                                          --------------------------------------


Dividends collected                                                       -             34,577
Decrease in short-term investments                                   47,820                  -
Increase in short-term debts                                            118                  -
Other sources of cash                                                 1,326              1,387
                                                          --------------------------------------

Total sources of cash                                                49,264             35,964
                                                          --------------------------------------

Increase in short-term receivables                                     (427)                 -
Increase in long-term investments                                    (1,242)           (15,699)
Increase in fixed assets                                                 (6)               (80)
Decrease in short-term debts                                              -               (390)
Dividends paid                                                            -            (20,995)
Other uses of cash                                                  (46,893)              (288)
                                                          -------------------  -----------------
Total uses of cash                                                  (48,568)           (37,452)
                                                          --------------------------------------

Increase/(decrease) in cash                                             275                 34
================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        ARGENTINE ECONOMIC SITUATION

               Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment.

               Furthermore,   the  Government's   ability  to  comply  with  its
               commitments   has  been   impaired,   as  has   access   to  bank
               financing.

               As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

               On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002, complemented by Decree 410 dated March 1, 2002, Decree 260 (Exchange Regime) dated February 8, 2002 and Decree 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public
               Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which may be pending at the date on which these financial statements were prepared. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

               Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and have been affecting the economic and financial situation of the Company and/or its controlled entities:

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               Exchange system

               On February 8, 2002 the Government establishing a single free exchange market system, through which all transactions involving the exchange of currency are to be traded and which is regulated and controlled by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and certain requirements must be met for the settlement and collection of foreign currency arising from exports. Effective September 3, 2002, certain payments related to the servicing of principal and interest of obligations with foreign entities have been excluded from the requirement for prior approval of the Argentine Central Bank, provided that those obligations are debts refinanced for average terms of not less than four years.

               Furthermore, on January 27, 2003, the Argentine Central Bank released Communique "A" 3872 and supplementary rules authorizing for 60 days the purchase of foreign currency for amounts in excess of the current cap of US$ 150, provided it is used to settle debts in arrears as of February 10, 2002 and for a maximum amount equivalent to 5% of the due and payable foreign debt. The foreign currency acquired for such purpose is to be deposited in trust and may only be released to settle those debts or to be traded on the exchange market with the prior approval of the Argentine Central Bank.
               Loans from the non-financial private sector and assets under financial leases

               a) Pursuant to the above mentioned Decree N(0) 214/02, as from February 3, 2002, all debts denominated in US dollars or any other currency with the financial system, except as mentioned in subsection b) below, whatever their amount and nature, will be converted into pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in other currency. Furthermore, as from February 3, 2002 a reference stabilization index (CER) and a maximum interest rate to be determined by the Argentine Central Bank will be applied to these debts.
               Subsequently, Decrees 762/02 and 1242/02 excluded from the application of the CER those loans secured by mortgages on the only family dwelling of debtors, regardless of their amounts, consumer loans for up to twelve thousand pesos and pledge consumer loans for up to thirty thousand pesos. Those loans will be adjusted as from October 1, 2002 by applying an adjustment salary variation index (CVS), maintaining the conditions prevailing at that date.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Law 25642 of September 11, 2002 postponed until September 30, 2002 the application of the CER to all obligations to give sums of money of less than four hundred thousand pesos. In the case of debtors of financial institutions, this amount will be considered on the basis of indebtedness in financial system as a whole.
               On January 9, 2003, Law 25713 was promulgated, which establishes modifications to the application of the CER and CVS adjusting indexes to credit operations. On that date, the National Executive Branch issued Decree 44/03 leaving without effect the exemption from CER established by that law for borrowers who have a consolidated debt balance of less than US$ 30 in the financial system. The various universes subject to each adjusting index after the modifications introduced to legislation would be as follows:
               Effective October 1, 2002 CVS shall be applied to:

               -Mortgage loans secured by family dwellings originally agreed for up to US dollars two hundred and fifty thousand (US$ 250), while those loans exceeding this amount will be adjusted applying the CER.
               -Consumer loans originally agreed for up to US$ 12.
               -Pledge consumer loans originally agreed for up to US$ 30.
               CER shall be applied to:
               Loans of whatever nature which do not meet the conditions mentioned above. As established by the norms published on January 9, 2003, all exceptions have been eliminated, the application of the adjusting indexes to all operations subject to them being established as from February 3, 2002.
               This new legislation must be regulated by the National Executive Branch and the Argentine Central Bank.
               The amounts collected as a result of the application of previous regulations are to be reimbursed to customers, if necessary.


               b) As established by Decree 410/02 issued by the Argentine Government, loans related to foreign trade transactions granted by financial institutions, credit card balances for consumption made outside Argentina and contracts governed by foreign law are not included in the conversion into pesos at the rate of $ 1 per US$ 1 established by Section 1 of the mentioned Decree 214/02.
               As a result of the measures adopted by the Argentine Government and the crisis affecting Argentina, Banco de Galicia y Buenos Aires is carrying out a restructuring of its commercial loan portfolio according to the new repayment potential of customers which, at the date of these financial statements, had not been concluded.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               Loans and obligations of the financial sector

               As established by Decree 410/02, interbank loans in foreign currency in force at February 3, 2002 will be converted into pesos at a rate of $ 1.40 per US$ 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank according to the type of operations.

               Deferral of the deduction of the exchange difference for income tax purposes

               Exchange losses caused by devaluation on foreign currency assets and liabilities existing at the date of enactment of the public emergency Law 25561 (January 6, 2002) shall only be deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the law.

               Deposits and obligations with the public and private sectors

               a) Under the terms of Decree 214/02, as from February 3, 2002 deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and time deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the I.N.D.E.C.


               Pursuant to Decree 905/02, depositors were allowed to opt to receive National Government Bonds in pesos accruing interest at a 2% rate and falling due in 2007 in substitution for their deposits, or National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012, if deposits were originally made in foreign currency, regardless of their amounts.
               Under the conditions of Section 4 of Decree 905/02, depositors were allowed to opt to receive in exchange for their receivables National Government Bonds in US dollars, accruing interest at Libor and falling due in 2005.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               Furthermore, Decree 905/02 established that financial institutions must register rescheduled deposits for which no option has been exercised in a "Notarial Record of Rescheduled
               Deposits" to be kept by Caja de Valores S.A. The rescheduled deposits included in that Record (CEDROS) will be negotiable securities to that effect, listed on stock exchanges and may be negotiated on self-regulating markets in Argentina.
               Owners of those deposits may apply them to the subscription of new share issuances and/or listed negotiable obligations and to the repayment of loans at the financial institutions where those funds are deposited.
               On September 16, 2002, Decree 1836/02 established a second exchange of deposits with the financial system, by which all owners of rescheduled deposits, whether they have exercised the mentioned option or not, may opt to exchange those deposits for National Government Bonds in US dollars due 2013 until March 12, 2003, as established by Resolution 743/02 and

               Communique "A" 3833 of the Argentine Central Bank. This option may be exercised together with a put option to be delivered by the depository entity as collateral for the payment of the original coupon adjusted by applying the CER, or to transform the rescheduled balance into Time Deposit Bills in pesos, with a guarantee to be provided by the National State consisting in contributing the difference between the value of each installment in pesos adjusted by applying the CER and the free US dollar exchange rate at the payment date.
               Financial institutions may also offer National Government Bonds in US dollars accruing interest at Libor and falling due in 2006 to depositors who have brought legal actions that are pending resolution.

               Financial institutions bound to depositors that opt to deliver the mentioned government securities must transfer to the National State sufficient assets to pay those securities.
               Decree 1836/02 also provides that "in view of the increase determined in deposits with the financial system and given the special situation of small savers, owners of rescheduled deposits for amounts of up to pesos seven thousand (US$ 2) will be able to collect that amount in cash", each financial institution being entitled to increase that limit to ten thousand pesos (US$ 3). Banco de Galicia y Buenos Aires S.A. offered the latter possibility to its customers.
               On November 22, 2002, through Resolution 668/02, restrictions on withdrawals of funds from demand accounts as determined in the annex to Resolution 6/02 were eliminated, those accounts having been added to the free account system established by Section 26
               of   Decree   905/02.
               There is also a possibility of subscribing National Government Securities in US dollars due 2013 with CEDROS.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               At the date these financial statements were prepared, the amount of rescheduled deposits (CEDROS) was US$ 213,256, while the amount of rescheduled deposits exchanged for National government Bonds was US$ 21,989 at that date, without interest and/or adjustments from application of CER.

               On January 30, 2003 the Argentine Central Bank released Communique "A" 3875, which established new conditions for the early reimbursement of rescheduled deposits. Deposits may be reimbursed in advance provided that the financial institution is not receiving financial assistance from the Central Bank, and its liquidity ratios are not affected, at least in the short term. Financial institutions receiving assistance from the Central Bank may only agree to offer improved terms with the prior approval of the Superintendency of Financial and Exchange Institutions, provided they repay principal amounts of that assistance weekly, equivalent to the amount of the certificates of rescheduled deposits reimbursed as a result of the improvements made in the preceding calendar week, as established by Communique "A" 3877 dated February 6, 2003.
               b) Decree 410/02 provides that deposits made by foreign banks or financial institutions with domestic financial institutions will not be converted into pesos at the $1=US$1 exchange rate, as established by Section 1 of Decree 214/02, provided they are transformed into lines of credit that are effectively maintained and used for at least four years, in conformity with Argentine Central Bank regulations. Nor will the conversion into pesos include those obligations of the public and private sectors to give sums of money in foreign currency which are governed by foreign laws.

               Public debt

               Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by the Argentine law, were converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a reference stabilization index (CER).
               In addition, the obligations of the National Public Sector converted into pesos as explained earlier will accrue interest at an annual 2% rate as from February 3, 2002, while the obligations of the Provincial and Municipal Public Sectors will accrue interest at an annual 4% rate as from that date.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               Other assets and liabilities

               As established by Decree 410/02 and complementary rules, futures and option contracts, including those recorded in self-regulating markets and the accounts exclusively earmarked for the operations of those markets will not be converted into pesos at the $ 1 = US$ 1 exchange rate as established by Section 1 of Decree 214/02, except for those governed by Argentine legislation agreed before January 5, 2002, where at least one of the parties must be a financial institution and are settled as from June 12, 2002, which will be converted into pesos at $1.40 per US dollar.
               Decree   410/02  also   established   that:
               a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, will be converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.
               b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively to the operations on self-regulating futures and options markets, will be converted into pesos at the exchange rate of $ 1.40 per US$ 1.
               The same treatment will be accorded to the amounts contributed by financial institutions to the Bank Liquidity Fund established by Decree 32/01 and to the debts institutions have with that Fund.

               Reorganization and bankruptcy proceedings

               On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:
               a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment (Section 9 of Law 25563).
               b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522 (Section 11 of Law 25563).

               c) Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions which otherwise hinder such access to credit or make it more

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               expensive, and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies that are in the stage envisaged in Section 43 of Law 24522 (Section 12 of Law 25563).
               d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them (Section 15 of Law 25563).
               e) Suspension for one hundred and eighty days of the precautionary measures awarded and prohibition for the same term of new precautionary measures requested on those assets that are essential for the continuity of activities related to debtors' normal course of business. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period envisaged in this Section, unless there is an express agreement by creditors (Section 16 of Law 25563).
               On May 15, 2002, Law 25589 was enacted, which amended Laws 24522 and 25563. This Law introduced the following amendments:
               a) Section 9 of Law 25563 has been repealed.
               b) Section 11 of Law 25563 has been repealed.
               c) Section 15 of Law 25563 has been repealed.
               d) Section 16 of Law 25563 has been amended. In this connection, auctions of property that is the only dwelling of debtors or of assets used by them in the production and sale of goods or providing of services, decreed in executory proceedings, extrajudicially or in execution of judgment, shall be suspended for one hundred and eighty calendar days, counted as from the effective date of this Law. This Law shall not apply to court-ordered alimony payments, receivables derived from the responsibility for the commission of crimes, those arising in labor lawsuits, as a result of third party liability and from insurance companies that have underwritten third party civil liability policies, receivables arising after the effective date of this Law and the liquidation of assets under bankruptcy proceedings. The application of restitutional remedies that lead to the dispossession of assets earmarked for the activity of commercial, manufacture or other establishments, which are required for their functioning shall also be suspended.
               e) It is established that this Law will have legal effects on the date of its publication and applies to pending reorganization proceedings.

               In November 2002, when the 180-day suspension period expired, financial institutions agreed with the Executive Branch a temporary suspension of foreclosures of security interests until the end of January 2003.
               On February 4, 2003, Decree 204/03 was issued, by which Legal Emergency Units were created. These units will be responsible for mediating between debtors and creditors and will operate within a term of 90

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               days as from February 6, 2003, date on which such decree was published in the Official Gazette.
               Those units, which have been created to operate within the jurisdiction of the Ministry of Labor and the Ministry of
               Production, will intervene at the request of debtors or creditors, either of them voluntarily, in those cases where foreclosures of security interests have been sought on individuals or small and medium-sized companies. This proceeding is voluntary and does not mean the suspension or interruption of legal time limits or foreclosures made extrajudicially or in execution of judgment, as regulated by current norms.
               Suspension  of the  application  of Section 94,  subsection 5 and
               Section 206 of Law 19550 on Corporations
               Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital. Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of the capital has been suspended until that date.

               Legal actions requesting protection of constitutional guarantees As a result of the measures adopted by the Government, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. At the date of issue of these financial statements the final outcome of those complaints was still unknown. As of January 31, 2003, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to US$ 3,752 and US$ 128,100 In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, Banco de Galicia y Buenos Aires S.A. paid the amounts of US$ 178,094 and US$ 23,853 in respect of reimbursement of deposits in pesos and foreign currency.
               The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner have been regulated by the above mentioned Decree 214/02, as amended by Decree 320/02, in turn amended and complemented by the Public Emergency and Exchange System Reform Law 25587 and Decree 676/02 (both of them published in the Official Gazette on April 26, 2002), which are applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               financial  debts  which  may  be  deemed  to be  affected  by the
               regulations  of  Law  25561  and  regulatory  and   complementary
               rules.

               On July 23, 2002, Decree 1316/02 suspended for one hundred and twenty working days, compliance with and execution of all precautionary measures and final judgments issued in the legal actions referred to by Section 1 of Law 25587, except for those cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. In the latter cases, requests for the execution of precautionary measures or judgments that estimate the amount of the claim must be submitted to the Argentine Central Bank. It should be noted that this Decree has been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.
               Lastly, on September 16, 2002 Decree 1836/02 was issued, Section 17 of which provides that financial institutions may offer the total or partial reimbursement of deposits with "National Government bonds in US dollars accruing interest at Libor and due 2006" in lieu of payment to the holders of rescheduled deposits covered by Section 4 of Decree 905/02, who have brought legal actions questioning the current legislation applicable to deposits with the financial system, that are pending resolution at the effective date of this Decree and for which precautionary measures are ordered. The issue terms and conditions of the above-mentioned bonds are detailed in Section 12 of Decree 905/02, except for the issue and due dates, which will be October 30, 2002 and January 30, 2006, respectively.
               Depositors who have brought legal actions may opt to accept those bonds.

               The difference of US$ 131,423 between the amount paid and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest accrued at the payment date, has been recorded in "Other receivables resulting from financial brokerage", as of December 31, 2002.

               It should be noted that the Federal Supreme Court of Justice has not yet issued any decision on the legal actions filed with it requesting protection of constitutional rights and that Decree 214/02 be declared unconstitutional.
               Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the
               National State in the calculation of the compensation to Financial Institutions.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               Compensation to be granted to financial institutions

               Decree No. 214/02 provides for the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities. In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02,
               704/02, 905/02 and 992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position, were converted into pesos at different exchange rates.

               In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

               Sections 28 and 29 of that Decree  established the restoration of
               financial   institutions'  equity  ratios  at  the  time  of  the
               conversion into pesos, by compensating them for:

               a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

               b) The mismatching of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a bond in US dollars and, if necessary, through the subscription of a Coverage Bond in US dollars. To this end, the issuance of "National Government Bonds in US dollars, Libor 2012" (BODEN 2012) has been established.

               Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to carry out for calculating the Compensating and Coverage Bonds, the amounts of which must be calculated taking into account the foreign currency balances as of December 31, 2001, as shown in the statement of financial condition of the parent company and subsidiaries in Argentina audited at that date;

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               however, insofar as concerns foreign branches and subsidiaries and subsidiaries engaged in supplementary activities, this compensation has been restricted to the negative effects of the mandatory conversion into pesos of the credit assistance granted to the National State under Secured Loans. Therefore, the impact on the remaining foreign currency position subject to Argentine legislation, of the application of the mentioned economic measures has not been compensated so far.

               This method of determining the amount of the Compensating and Coverage Bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in supplementary activities, is not only in disagreement with the objectives established by Decrees 214/02 and 905/02, and is therefore detrimental to Banco de Galicia y Buenos Aires S.A.'s assets, but is also an essentially arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they were performed directly by Banco de Galicia y Buenos Aires S.A. or through a subsidiary, or whether the receivable originated abroad is of a public or private origin.

               Through a letter dated September 16, 2002 sent to the Ministry of Economy of the Nation and to the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. formally stated its claim against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in supplementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A.". The Bank also reserved its right to appeal to a federal court for damages caused by those measures and by the facts or omissions that may be attributable to the National State which may affect the guarantees of inviolability of private property and tax equality.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount in bonds to which it was to become entitled. Banco de Galicia y Buenos Aires S.A. has complied with this requirement but, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the method. This led to a new presentation being made on September 16, 2002. The amount determined in line with current regulations at that date was US$ 787,541 in respect of compensation and US$ 618,229, in respect of the coverage of the negative foreign currency position.
               On October 28, 2002, National Executive Branch Decree 2167/02 amended Section 29 of Decree 905/02, including in the calculation of the compensation the assets recorded at foreign branches and subsidiaries covered by Decree 214/02 and supplementary rules, but did not contemplate any modification regarding assets and liabilities recorded at controlled companies engaged in supplementary activities, which were also affected by the regulations of that decree and still continue to be excluded from such compensation. For this reason, the statements made in
               connection  with  these   companies  are  still  valid.   Through
               Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments established by Decree 2167/02, establishing a new reporting requirement, the deadline of which will be December 23, 2002.
               Variations in those amounts due to the application of Decree 2167/02 and the above-mentioned Communiques have been recognized in these financial statements, the total amount of bonds to be received being determined at approximately US$ 2,254,027. This amount, calculated by Banco de Galicia y Buenos Aires S.A., may be subject to changes arising from amendments to regulations or from presentations by customers under the terms of Communique "A" 3561 and supplementary rules, and is subject to the review and approval of the Argentine Central Bank. Furthermore, Banco de Galicia y Buenos Aires S.A. has submitted a letter to the Central Bank requesting authorization for the transfer of securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos recorded at the subsidiary Banco de Galicia Uruguay S.A., which is estimated at US$ 435,000 as of December 31, 2002.
               As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. recognized that amount according to the following detail:

               The amount of US$ 203,999 for the compensation received was recorded in "Government securities -in foreign currency- Holdings in investment accounts", and the amount receivable of US$ 2,088,177 in "Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government".

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               The advance to be requested from the Argentine Central Bank for the subscription of the Coverage Bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of "National Government Bonds in US dollars, Libor 2012", for US$ 511,891. Should adjustments from application of the CER and accrued interest for US$ 220,556 have been included, the total amount would be US$ 732,447.

               The compensation received to cover the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, for US$ 430,648, stated in the year-end currency value, was reflected in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account, in the Shareholders' Equity of Banco de Galicia y Buenos Aires S.A., as provided for by Argentine Central Bank Communique "A" 3703. This criterion differs from professional accounting standards. Therefore, should the latter have been applied, the loss for the year reported by Banco de Galicia y Buenos Aires S.A. (before the absorption envisaged in Communique "A" 3800) would have decreased by that amount. This effect was included in the Company's results for the year and in the consolidated income statement.

               The terms and conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

               Valuation of balances in foreign currency - Capitalization of exchange differences
               As established by the Argentine Federation of Professional Councils in Economic Sciences, Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, Resolution No. 392/02 of the National Securities Commission and Resolution 2/02 of the Superintendency of Corporations, the Company has given recognition to the effects of the devaluation as from January 1, 2002.

               Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries

               The situation described above affected Banco de Galicia y Buenos Aires S.A. in the form of a lack of liquidity as a result of the drop in deposits that

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               was so significant that it made it necessary for the bank to request financial assistance from the Argentine Central Bank.

               As of January 31, 2003, the amount of deposits with Banco de Galicia y Buenos Aires S.A. in Argentina was approximately US$ 1,030,235, whereas the assistance received from the Argentine Central Bank to cover temporary lack of liquidity amounted to US$ 1,654,172.

               Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which mainly contemplates:
               a. the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its deposits; and b. a subsequent significant increase in its capitalization levels.
               This Plan also includes the negotiation with foreign creditors of the restructuring of the debt that Banco de Galicia y Buenos Aires S.A. carries with them and the orderly closing-down of the operating branches abroad.

               The strengthening of liquidity is achieved as follows:

               o Securitization (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total amount of US$ 118,694, which were subscribed by financial institutions during April 2002.
               o Loan from Seguros de Depositos S.A. (SE.DE.S.A.) for US dollars equivalent to US$ 59,347, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at the 180-day LIBOR rate plus 300 basis points, which was subscribed on March 21, 2002.
               o Loan from Fondo Fiduciario de Assistencia a Entidades Financieras y de Seguros (F.F.A.E.F.y S.) (Trust Fund for the Assistance to Financial Institutions and Insurance
                    Companies) for the amount in US dollars equivalent to $100,000 (US$ 29,674), converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at Libor plus 400 basis points, with a floor of 8.07%, which was subscribed on April 30, 2002.
               In addition, the bank has refinanced a debt of US$ 170,326 with the Bank Liquidity Fund for three years, which was settled with the assistance provided by the Argentine Central Bank under the same conditions as those of the original debt on May 9, 2002.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               As regards capitalization, within the framework of the global renegotiation of its foreign debt, the addition of basic and/or complementary capital is expected to take place through the subscription by foreign creditor banks, in exchange for their original debts, of ordinary shares or subordinated debt whether convertible or not into ordinary shares, at the option of the participating banks.
               Banco de Galicia y Buenos Aires S.A. has formally started negotiations with a committee that is composed of the most important creditors. This committee was recently created and is currently making progress in the negotiations for obtaining a debt restructuring.
               The plan for redefining the foreign branches includes the Restructuring Plan involving the New York Branch, submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002, which contemplates the voluntary and orderly termination of the operations carried out by the Branch and its subsequent closing-down. This Restructuring Plan required the payment of smaller deposits by the Branch, the renegotiation of its obligations with third parties and the transfer of the renegotiated debts to the Head Office. As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately US$ 331,000.

               At the date of these financial statements, the New York Branch had concluded the restructuring of all its obligations with third parties and closed its operations. The dissolution of this Branch took place on January 30, 2003.
               The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to US$ 51,000 in the short term paying 20% of it in cash and transferring the remaining 80% to Banco de Galicia y Buenos Aires S.A., its Head Office in Argentina. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately US$ 237,000, of which US$ 200,000 had been instrumented as two bonds of US$ 100,000 each, US$ 125,500 were rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, US$ 68,900 were paid in cash and a debt reduction of US$ 42,600 was granted. Of total deposits of US$ 30,000, the Branch paid in cash deposits for lower amounts totaling US$ 12,500, and rescheduled US$ 17,000 at the Head Office. The rest of obligations and contingencies for letters of credit were transferred to the Head Office. Furthermore, within the framework of this Plan, the representation offices at Sao Paolo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by the Bank and organized in the United Kingdom, have been closed down.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               The Plan also contemplates the corporate restructuring of Banco de Galicia y Buenos Aires S.A., with a significant reduction in administrative expenses, to adapt it to the lower levels of activity. After the close of the fiscal year and at the date of these financial statements, approximately US$ 38,576 were paid in respect of employee voluntary retirement.

               Furthermore, under the terms of Law No. 21526 on financial Institutions, the Bank has requested exemption from compliance with the pertinent technical ratios and the reduction of the charges or fines arising from any temporary non-compliance incurred until the plan is implemented.
               The plan was approved by the Board of Directors of the Argentine Central Bank on May 3, 2002 through Resolution No. 281.

               The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd., entities controlled by Banco de Galicia y Buenos Aires S.A..
               On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.

               On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended until February 28, 2003.

               On June 10, 2002, Banco de Galicia Uruguay S.A. submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consists in an initial cash payment in US dollars equivalent to 3% of the amounts receivable by each depositor, and for the remaining amount, in a time deposit or negotiable obligations issued by Banco de Galicia Uruguay S.A., at the customers' option, all of them falling due in September 2011, to be amortized in nine annual and consecutive installments, the first two installments for 15% of the balance, and the following ones, for 10%, at a fixed interest rate of 2% per annum.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Banco de Galicia Uruguay S.A.'s commercial receivables as collateral for the proposal.
               On July 18, 2002, the Central Bank of Uruguay informed Banco de Galicia Uruguay S.A. that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained. This percentage represents the majority legally required to achieve an out-of-court reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2, 1893).

               Acceptance by depositors represented deposits for US$ 930,000, out of a total amount of US$ 1,176,000, corresponding to the holders of 7.067 accounts over a total of 12,271 accounts. This is equivalent to 79% of total deposits, which shows the confidence customers have in the bank.

               On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

               In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A.
               The situation of Banco de Galicia Uruguay S.A. affected its subsidiary, Banco de Galicia (Cayman) Limited and, consequently, on July 19, 2002 the authorities in the Cayman Islands appointed a provisional liquidator at the request of Banco de Galicia (Cayman) Limited, in order to reach a voluntary restructuring agreement between that entity and its creditors, adopting the corresponding measures to preserve that company's assets. The restructuring of the liabilities of Banco de Galicia (Cayman) Limited is currently under way. The proposal to be made to creditors is to be submitted to the competent authorities in due course.

               The developments described in the section entitled "Compensation to be granted to financial institutions" proved financially detrimental to Banco de Galicia Uruguay S.A., due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine legislation.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               Such losses have been generated by the fact that, as mentioned earlier, Decree 905/02 excluded from the calculation of the Compensating and Coverage Bonds the assets converted into pesos owned by companies engaged in supplementary activities and controlled by Banco de Galicia y Buenos Aires S.A., and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consists in "establishing the issuance of a Bond to cover the imbalance in the financial system", has only been partially met in the case of Banco de Galicia y Buenos Aires S.A. under that decree. Subsequently, Decree 2167/02 and Argentine Central Bank Communique "A" 3805 corrected that omission by complementing the calculation of the compensation including in it the assets recorded at foreign branches or subsidiaries subject to Decree 214/02 (see section entitled "Compensation to be granted to financial institutions").

               Within this context, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to provide the latter company, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all rescheduled deposits.

               Subsequently, the two financial institutions complemented that agreement through another agreement which explained that the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and the fulfillment of the commitments undertaken are subject to the normalization of the economic and financial situation of Banco de Galicia y Buenos Aires S.A. and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in point 52 of Resolution No. 281 issued by that body. Furthermore, as a result of the intervention of the Central Bank of Uruguay in Banco Galicia Uruguay S.A., it is not possible to obtain financial statements prepared in accordance with Argentine accounting standards. In view of this, and in compliance with the Galicia Capitalization and Liquidity Plan, Banco de Galicia y Buenos S.A. has decided to record a provision to fully cover the value of its investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited in the amounts recorded as of December 31, 2001. Furthermore, if the circumstances described still persist, the valuation of those investments under the equity method of accounting and the consolidation of the financial statements of the two subsidiaries with those of Banco de Galicia y Buenos Aires S.A. should be discontinued.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:

               (Continued)

               According to the estimates made by Banco de Galicia y Buenos Aires S.A. on the basis of documentation and information held by it, a provision of US$ 264,190 has been recorded in Provisions - Other contingencies, under liabilities, which is equivalent to the negative consolidated equity of the two subsidiaries estimated as of December 31, 2002.

               In view of the situation described, Banco de Galicia y Buenos Aires S.A. ratified its intention to continue with the business of its Uruguayan subsidiary and comply with the commitments previously undertaken, subject to the authorizations which may be required.


               Had the two companies been included in the consolidated financial statements of Grupo Financiero Galicia S.A., the main consolidated statement of financial condition figures would have been approximately as follows:

               ASSETS                                    US$         LIABILITIES                        US$
               Cash and due from banks                     169,295   Deposits                           1,523,763
               Government and corporate                    538,287   Other liabilities  resulting       4,822,777
               securities                                            from financial brokerage
               Loans                                     3,136,620   Other liabilities                    199,117
               Other receivables resulting from          2,724,562   Shareholders' equity                 482,040
               financial brokerage
               Other assets                                458,933


               Claims due to exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002
               During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.
               At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.
               Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.
               As a result of the mentioned norms, during the exchange holidays the Bank was unable to perform exchange operations.
               Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.
               At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 1:        (Continued)

               For this reason, when the Argentine Central Bank allocated US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated US$ 410,000 at $1.40, that is, the amount of $ 574,000.
               This has affected the guarantees of inviolability of private property and equality under the law.
               Banco de Galicia y Buenos Aires considers that the difference of US$ 48,665 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount.

               The impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of December 31, 2002 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force. Furthermore, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A. and its controlled entities.

               Thus, any decision that must be made on the basis of these financial statements must take into account the future development of these measures and the financial statements must be considered in the light of these uncertain circumstances.

NOTE 2:        FINANCIAL STATEMENT PRESENTATION BASIS

               In compliance with the provisions of General Resolution No. 368/2001 of the National Securities Commission, these financial statements are presented in line with the disclosure and valuation standards contained in Technical Pronouncements Nos. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.).

               In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Resolution 3/02 of the C.P.C.E.C.A.B.A. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 2:        (Continued)

               To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E has been followed, restating the non-monetary items by applying the general level domestic wholesale price index (WPI) published by the National Institute of Statistics and Census (INDEC), considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.

               It should be noted that for comparative purposes, the balances as of December 31, 2001 have been stated in constant monetary units as of December 31, 2002.
               These financial statements, together with notes and schedules are presented in pesos, and are in compliance with the provisions of Resolutions Nos. 8/95 and 11/02 of the Superintendency of Corporations (I.G.J.).

               The  principal   accounting   policies  used  for  preparing  the
               financial statements are described below.

               a.   Assets and Liabilities in local currency

                    Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at year end currency value, so they do not require any adjustment whatsoever.


               b.   Foreign currency Assets and Liabilities (US dollars)

                    Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period. Interest receivable or payable has been accrued, where applicable.

               c.   Investments

                    c.1. Current

                         Time and special current account deposits have been valued at their face value, plus interest accrued at end of year.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 2:        (Continued)

                    c.2. Non-current

                         Time deposits and special current account deposits have been valued at their face value, plus interest accrued as of end of year.

                         The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for under the equity method as of December 31, 2002.

                         The equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of September 30, 2002 and October 31, 2002 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with the guidelines of Technical Pronouncement No. 5 of the F.A.C.P.C.E..

               d.   Fixed assets and investments in assets of a similar nature

                    Fixed assets have been valued at their acquisition cost, restated in constant monetary units as from January 1, 2002, net of the corresponding accumulated depreciation.

                    Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

                    The index-adjusted net book values of the assets, taken as a
                    whole,   do   not   exceed   their   estimated   recoverable
                    value.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 2:        (Continued)

               e.   Intangible assets

                    Intangible assets have been valued at their acquisition cost, restated in constant monetary units as of January 1, 2002, net of the corresponding accumulated amortization, calculated based on their estimated useful life.
                    Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months.

               f.   Income Tax
                    Income tax has been determined according to the deferred tax method.

               g.   Shareholders'Equity

                    g.1. Activity in the shareholders'  equity accounts has been restated following the guidelines detailed in the third paragraph of this Note.
                         The "Subscribed and paid-up capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account. The Subscribed and paid-up Capital account has been stated at its face value.

                    g.2. Income and expense accounts

                         The results for the year have been stated in constant monetary units.

               h.   Statement of cash flows

                    The "Cash and due from banks" caption is considered to be cash. The activity in that statement has been presented in constant monetary units.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 3:        CASH AND DUE FROM BANKS

               The breakdown of this caption was as follows:

                                                                            12.31.02      12.31.01
                                                                       ---------------- -------------

               Cash (Schedule G)                                                    302             4
               Banks - current accounts (Note 13
               and Schedule G)                                                       78           101
                                                                       ---------------- -------------
               Total                                                                380           105
                                                                       ================ =============

NOTE 4:        FISCAL CREDITS

               The breakdown of this caption was as follows:

               Current                                                     12.31.02       12.31.01
                                                                       --------------- ---------------
               VAT credit                                                           19               -
               Tax on minimum notional income                                        -              93
               Credit - Law 25413                                                    -             104
               Income tax withholdings                                               -             101
                                                                       --------------- ---------------
               Total                                                                19             298
                                                                       =============== ===============

               Non-current                                                 12.31.02         12.31.01
                                                                       ---------------- --------------
               Minimum notional income tax credit                                    -              39
               Income tax credit                                                     -             110
               Freely available balance - General Resolution 4297/97                 -               3
               Credit - Law 23.549 mandatory savings                                 1               3
                                                                       ----------------- -------------
               Total                                                                 1             155
                                                                       ================= =============


NOTE 5:        OTHER RECEIVABLES

               The breakdown of this caption was as follows:

               Current                                                      12.31.02       12.31.01
                                                                       --------------- ---------------
               Prepaid insurance                                                   -               179
               Prepaid expenses (Schedule G)                                       2                 3
               Sundry debtors                                                     34                 -
                                                                     ----------------- ---------------
               Total                                                              36               182
                                                                     ================= ===============

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 6:        SOCIAL SECURITY LIABILITIES

               The breakdown of this caption was as follows:

                                                                            12.31.02       12.31.01
                                                                       --------------- ---------------
               Integrated Pension and Survivors' Benefit System                      3               1
               Health care plans                                                     1               1
               Provision for bonuses                                                 -              25
               Directors' and syndics' fees accrual                                 36              79
                                                                      ---------------- ---------------
               Total                                                                40             106
                                                                      ================ ===============


NOTE 7:        TAX LIABILITIES

               The breakdown of this caption was as follows:

                                                                           12.31.02       12.31.01
                                                                       --------------- ---------------
               Current

                                                                       ---------------- ---------------
               Income tax withholdings to be deposited                                4              10
               Provision for turnover tax                                             -               3
               Provision for income tax net of prepayments                          381               -
                                                                       ---------------- ---------------
               Total                                                                385              13
                                                                       ================ ===============

               Non-Current                                                 12.31.02       12.31.01
                                                                       --------------- ---------------
               Deferred tax liability                                           15,924               -
                                                                       ---------------- --------------
               Total                                                            15,924               -
                                                                       ================ ==============

NOTE 8:        OTHER DEBTS

               The breakdown of this caption was as follows:

               Current                                                      12.31.02       12.31.01
                                                                       --------------- --------------

               Sundry creditors (Schedule G)                                       102             51
               Expense accrual (Note 13 and Schedule G)                            304            542
               Directors' qualification bond                                         1              2
                                                                       --------------- --------------
               Total                                                               407            595
                                                                       =============== ==============

               Non-Current                                                  12.31.02        12.31.01
                                                                       --------------- -------------
               Directors' qualification bond                                         1             2
                                                                       --------------- -------------
               Total                                                                 1             2
                                                                       =============== =============

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 9:

               CAPITAL STATUS

               As of December 31, 2002, the capital status of the Company was as follows:

                  ====================================================================================================
                     Capital     Face        Restated              Approved by              Date of registration
                                 value          in                                           with the Public Registry
                                             constant        Body              Date             of Commerce
                                             monetary
                                               units

                  ----------------------------------------------------------------------------------------------------

                  Subscribed,     324,156  708,093    Extraordinary        05.16.00
                  issued,                              shareholders'      07.24.00 and            08.09.00
                  paid-in and                             meeting           07.26.00
                  registered                         Board of Directors

                                 --------  --------
                  Total           324,156   708,093
                  ===================================================================================================




NOTE 10:       FINANCIAL AND HOLDING GAINS/(LOSSES)

               The breakdown of this caption was as follows:

                                                                           12.31.02       12.31.01
                                                                       --------------- --------------
               Generated by assets:
               Interest
                 On time deposits (*)                                          2,027             322
                 On special current account deposits (*)                          61               8
                 On government securities                                          1               -
                 On notes receivable                                              22               -
                 On negotiable obligations (*)                                     9               -
                 Other                                                            41               -
               Mutual Fund yield                                                   -              16
               Result of purchase and sale of government securities               (7)              -
               Index-adjustment of notes receivable                              131               -
               Exchange difference                                            58,642               -
               Loss on exposure to inflation                                 (49,849)              -
               Generated by liabilities:
               Exchange difference                                              (246)              -
               Result of exposure to inflation                                   472               -

                                                                          -----------    -----------
                  Total financial gains                                       11,304             346
                                                                          ===========    ===========


               (*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note 13.

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 11: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

               As of December 31, 2002 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:

========================================================================================================================
                                                                                     Social
                                                Fiscal       Other    Investments    security       Tax        Other
                                                credits   receivables              liabilities  liabilities  liabilities
               ---------------------------------------------------------------------------------------------------------
               Falling due within:
               1st  Quarter                          4           1       10,357           4           4          138
               2nd Quarter                           -           1           -           36         381            1
               3rd Quarter                          15          34           -            -           -          268
               4th Quarter                           -           -           -            -           -            -
               After one year                        -           -       44,124           -      15,924            1
                                                ------------------------------------------------------------------------
               Subtotal falling due                 19          36       54,481          40      16,309          408
                                                ------------------------------------------------------------------------
               Without any set due date              1           -      438,763           -           -            -
               Past due                              -           -           -            -           -            -
                                                ------------------------------------------------------------------------
               Total                                20          36      493,244          40      16,309          408
                                                ------------------------------------------------------------------------
               Non-interest bearing                 20           2      438,763          40      16,309          408
               At a fixed rate                       -          34       54,481           -           -            -
               ---------------------------------------------------------------------------------------------------------
               Total                                20          36      493,244          40      16,309          408
               =========================================================================================================


NOTE 12:       EQUITY INTERESTS IN OTHER COMPANIES

               The breakdown of long-term investments was as follows:

               ==========================================================================================================
                                                                      As of 12.31.02
               ----------------------------------------------------------------------------------------------------------
               Issuer company                Shares            Percentage of interest held in       Principal    Face
                                    -------------------------  -----------------------------------   line of   value per
                                                                                     Possible       business    share
                                     Type          Number      Total Capital           votes
               ----------------------------------------------------------------------------------------------------------


               Banco de Galicia y   Ordinary            101                                         Financial     0.0003
                                     class "A"                                                      activities
               Buenos Aires S.A.    Ordinary
                                     class "B"  438,599,602                                                       0.0003
                                    -------------------------------------------------------------
                                    Total       438,599,703     93.585537%           93.585542%
               ----------------------------------------------------------------------------------------------------------
                                                                                                    Financial
                                                                                                       and
                                                                                                    investment
               Net Investment S.A.   Ordinary        10,500          87.50%              87.50%     activities    0.0003
               ----------------------------------------------------------------------------------------------------------
                                     Ordinary
                                     class "A"       31,302                                         Investment    0.0003
               Sudamericana          Ordinary                                                       activities
               Holding S.A.          class "B"       41,735                                                       0.0003
                                    -------------------------------------------------------------
                                     Total           73,037       87,500899%          87,500899%
               ----------------------------------------------------------------------------------------------------------
                                                                                                     Issuer of
                                                                                                     warehouse
                                                                                                    receipts and
               Galicia Warrants S.A. Ordinary       175,500           87.50%              87.50%      warrants    0.0003
               ==========================================================================================================


                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 12:          (Continued)

               ==========================================================================================================
                                                                      As of 12.31.01
               ----------------------------------------------------------------------------------------------------------
               Issuer company                Shares            Percentage of interest held in       Principal    Face
                                    -------------------------  -----------------------------------   line of   value per
                                                                                     Possible       business    share
                                     Type          Number      Total Capital           votes
               ----------------------------------------------------------------------------------------------------------

                                    Ordinary
               Banco de Galicia y    class "A"          101                                                      0.0003
               Buenos Aires S.A.    Ordinary                                                        Financial
                                     class "B"  438,599,602                                         activities   0.0003
                                    -------------------------------------------------------------
                                    Total       438,599,602      93,585537%          93,585537%
               ----------------------------------------------------------------------------------------------------------
                                                                                                    Financial
                                                                                                       and
                                                                                                    investment
               Net Investment S.A.   Ordinary        10,500          87,50%              87,50%     activities    0.0003
               ----------------------------------------------------------------------------------------------------------
                                     Ordinary
                                     class "A"       31,302                                         Investment    0.0003
               Sudamericana          Ordinary                                                       activities
               Holding S.A.          class "B"       41,735                                                       0.0003
                                    -------------------------------------------------------------
                                     Total           73,037       87.500899%          87.500899%
               ----------------------------------------------------------------------------------------------------------
                                                                                                     Issuer of
                                                                                                     warehouse
                                                                                                    receipts and
               Galicia Warrants S.A. Ordinary       175,500           87.50%              87.50%      warrants    0.0003
               ==========================================================================================================



               ==========================================================================================================
                                                                      As of 12.31.01
               ----------------------------------------------------------------------------------------------------------
               Issuer company                Shares            Percentage of interest held in       Principal    Face
                                    -------------------------  -----------------------------------   line of   value per
                                                                                     Possible       business    share
                                     Type          Number      Total Capital           votes
               ----------------------------------------------------------------------------------------------------------
               Aseguradora de
               Personas Galicia
               S.A. (ex-Hartford
               Seguros de Vida                                                                         Life
               S.A.)                 Ordinary             1       0.000597%          0.000597%       insurance     0.003
               ----------------------------------------------------------------------------------------------------------
               Galicia Retiro Cia.                                                                     Life
               de Seguros S.A.       Ordinary             1       0.000134%          0.000134%       insurance    0.0003
               ----------------------------------------------------------------------------------------------------------
               Galicia Vida Cia.     Ordinary                                                          Life
               de Seguros S.A.       Class "C"            1       0.000150%          0.000150%       insurance     0.003
               ----------------------------------------------------------------------------------------------------------
               ==========================================================================================================


               The financial condition and results of controlled companies were as follows:

               =====================================================================================================
                                                                                        Issuing Company
                                                                         -------------------------------------------
                                                                            Banco de Galicia
                                      Financial condition                    y Buenos Aires          Net Investment
                                       as of 12.31.02                             S.A.                    S.A.
               ------------------------------------------------------------------------------- ---------------------
               Assets                                                          6,499,336                  2,429
               Liabilities                                                     6,042,864                     25
               Shareholders' equity                                              456,472                  2,404
               Result for the fiscal year ended 12.31.02                        (456,612)                (2,276)
               ====================================================================================================


                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 12:        (Continued)


               =====================================================================================================
                                                                                          Issuing Company
                                                                                ------------------------------------
                                      Financial condition                                 Galicia Warrants
                                       as of 10.31.02(*)                                       S.A.
               -----------------------------------------------------------------------------------------------------
               Assets                                                                            1,768
               Liabilities                                                                         469
               Shareholders' equity                                                              1,299
               Result for the fiscal year ended 4.30.02                                           (230)
               ====================================================================================================
               (*) See Note 2.c.2.



               =====================================================================================================
                                                                                          Issuing Company
                                                                                ------------------------------------
                                      Financial condition                                  Sudamericana
                                       as of 9.30.02(*)                                     Holding S.A.
               -----------------------------------------------------------------------------------------------------
               Assets                                                                            9,563
               Liabilities                                                                         244
               Shareholders' equity                                                              9,319
               Result for the fiscal year ended 9.30.02                                           (646)
               ====================================================================================================
               (*) See Note 2.c.2.


               =====================================================================================================
                                                                                        Issuing Company
                                                                         -------------------------------------------
                                                                            Banco de Galicia
                                      Financial condition                    y Buenos Aires          Net Investment
                                       as of 12.31.01                             S.A.                    S.A.
               ------------------------------------------------------------------------------- ---------------------
               Assets                                                          7,282,365                  3,523
               Liabilities                                                     6,373,276                     84
               Shareholders' equity                                              909,089                  3,439
               Result for the fiscal year ended 12.31.01                          83,246                   (913)
               ====================================================================================================


               =====================================================================================================
                                                                                          Issuing Company
                                                                                ------------------------------------
                                      Financial condition                                  Sudamericana
                                       as of 9.30.01                                        Holding S.A.
               -----------------------------------------------------------------------------------------------------
               Assets                                                                           10,488
               Liabilities                                                                         502
               Shareholders' equity                                                              9,986
               Result for the period of six months ended 9.30.01                                    55
               ====================================================================================================


               =====================================================================================================
                                                                                          Issuing Company
                                                                                ------------------------------------
                                      Financial condition                                 Galicia Warrants
                                       as of 10.31.02                                           S.A.
               -----------------------------------------------------------------------------------------------------
               Assets                                                                            2,040
               Liabilities                                                                         495
               Shareholders' equity                                                              1,545
               Result for the period of six months ended 10.30.02                                  281
               ====================================================================================================


                                       79

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 12:       (Continued)

               The financial condition and results of related companies were as follows:



                                                                              Issuing company
                                                         --------------------------------------------------------
                                                             Aseguradora de      Galicia Retiro     Galicia Vida
                               Financial condition               personas            Cia. de           Cia. de
                                  as of 9.30.01                 Galicia S.A        Seguros S.A       Seguros S.A
               --------------------------------------------------------------------------------------------------
               Assets                                              17,656             32,738            7,815
               Liabilities                                         14,407             31,032            4,068
               Shareholders' equity                                 3,249              1,706            3,747
               Result for the fiscal year ended 9.30.01               407                 57            1,925
               ==================================================================================================

NOTE 13        INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550

               The  financial  statements  include  the  following   significant
               balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

               Banco de Galicia y Buenos Aires S.A.                          12.31.02               12.31.01
                                                                     ----------------------- ---------------------

               ASSETS

               Cash and due from banks - current accounts (Note 3)                        77                    15
               Investments - time deposits (Schedules C)                               5,837                     -
               Investments - special current account deposits
               (Schedules C)                                                               -                12,962
                                                                     ----------------------- ---------------------
               Total                                                                   5,914                12,977
                                                                     ======================= =====================
               LIABILITIES

               Other liabilities - expense accrual (Note 8)                               36                   114
                                                                     ----------------------- ---------------------
               Total                                                                      36                   114
                                                                     ======================= =====================

               INCOME

               Financial income - interest on time deposits (Note 10)                  3,045                 3,308
               Financial income - interest on special current                            139                   100
               account  deposits (Note 10)

                                                                     ----------------------- ---------------------
               Total                                                                   3,184                 3,408
                                                                     ======================= =====================

               EXPENSES

               Administrative expenses (Schedule H)

                Leasing of brand                                                        230                   324
                Bank charges                                                              1                     1
                General expenses                                                         47                   327
                                                                    ----------------------- ---------------------
               Total                                                                    278                   652
                                                                    ======================= =====================

               Banco Galicia Uruguay S.A.                                    12.31.02               12.31.01

                                                                    ----------------------- ---------------------
               ASSETS

               Investments  - time deposits (Schedules C and G)                           -                22,857


                                       80

                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 13:       (Continued)



               Investments  -  special   current   account   deposits
               (Schedules C and G)                                                     1,364                 6,905

               Investments    -current    accounts    -    negotiable
               obligations.                                                           44,124                     -
                                                                       ----------------------- --------------------
               Total                                                                  45,488                29,762
                                                                       ======================= ====================

               INCOME
               Financial income - interest on time deposits (Note
               10)                                                                    1,023                    108
               Financial   income  -  interest  on  special  current
               account deposits (Note 10)                                                52                      2
               Financial    income   -   interest   on    negotiable                      9                      -
               obligations.
                                                                      ----------------------- ---------------------
               Total                                                                   1,084                   110
                                                                      ======================= =====================


               Banco de Galicia y Buenos Aires S.A. - Filial
               Nueva York                                                   31.12.02              31.12.01
                                                                      ----------------------- ---------------------
               ASSETS
               Cash and due from banks - current accounts (Note 3 and
               Schedule G)                                                                 -                    85
                                                                       ---------------------- ---------------------
               Total                                                                       -                    85
                                                                       ====================== =====================
               INCOME
               Financial income - Interest earned                                          -                     3
                                                                       ---------------------- ---------------------
               Total                                                                       -                     3
                                                                       ====================== =====================

               Galicia Warrants S.A.                                         31.12.02              31.12.01
                                                                       ---------------------- ---------------------
               INCOME                                                                      1                     -
                                                                       ---------------------- ---------------------
               Financial income - Interest earned (Note 10)                                1                     -
                                                                       ====================== =====================

               B2Agro S.A.
                                                                            31.12.02              31.12.01
                                                                       --------------------- ----------------------
               ASSETS

               Other receivables - sundry debtors (Note 5)                                34                     -
                                                                       --------------------- ----------------------
               Total                                                                      34                     -
                                                                       ===================== ======================


                         Grupo Financiero Galicia S.A.
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 14:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

               At December 31, 2002 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution Nro. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).

NOTE 15:       ACQUISITION OF LONG-TERM INVESTMENTS

               On  December  27,  2000,  the  Unanimous   Ordinary   Meeting  of
               Shareholders of Sudamericana Holding S.A. resolved to increase the company's capital, which was fully subscribed by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..

               As a result, Grupo Financiero Galicia S.A. holds 37.50% and Banco de Galicia y Buenos Aires S.A. holds 12.50% of the shares and voting rights of Sudamericana Holding S.A..

               This   subscription  of  shares  was  approved  by  the  National
               Commission for the Defense of Competition on August 21, 2001.

               In September 2001, Grupo Financiero Galicia S.A. acquired from Hartford Life International Ltd. (USA) and Hartford Life Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A., so the equity interest held by Grupo Financiero Galicia in that company is now 87.50%.

               On December 10, 2001, the National Commission for the Defense of Competition issued a resolution stating that no further notice of the above acquisition is required within the terms of Section 8 of Law 25156.

               On August 30, 2001, Grupo Financiero Galicia S.A. also purchased 175,000 ordinary, book-entry shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A., and the remaining 12.50% belongs to Banco de Galicia y Buenos Aires S.A..

NOTE 16:       SUBSEQUENT EVENTS

               On January 8, 27 and February 7, 2003, the Company made new irrevocable cash contributions of US$ 148, US$ 25 and US$ 141, respectively,in NetInvestment S.A. .

Grupo Financiero Galicia S.A.
Fixed assets and investments in assets of a similar nature
For the fiscal year
commenced January 1, 2002 and ended December 31, 2002.
In comparative format with the previous year.
(figures stated in thousands of US dollars)

                                                                     Schedule A

====================================================================================================================================


                                      ORIGINAL VALUES                          DEPRECIATION
                           --------------------------------- -------------------------------------------------- --------------------
                                                                                     For the year
                           At                                Accumulated           ---------------                Net book  Net book
                        beginning                    At end  at beginning Deletions  Rate   Amount  Accumulated   value at  value at
    Principal account    of year Increases Deletions of year   of year                %           at end of year  12.31.02  12.31.01
------------------------------------------------------------------------------------------------------------------------------------
Real estate               215      744        -        959       5           -        2      15         20          939        209
------------------------------------------------------------------------------------------------------------------------------------
Vehicles                   35        -      (13)        22       5          (5)      20       6          6           16         31
------------------------------------------------------------------------------------------------------------------------------------
Hardware and software     151        5       (4)       152      30          (1)      20      30         59           93        121
------------------------------------------------------------------------------------------------------------------------------------
Furniture and facilities   59        1        -         60      12           -       20      12         24           36         47
------------------------------------------------------------------------------------------------------------------------------------
Total as of 12.31.02      460      750      (17)     1,193      52          (6)              63        109        1,084        408
====================================================================================================================================


Grupo Financiero Galicia S.A.
Intangible assets
For the fiscal year
commenced January 1, 2002 and ended December 31, 2002.
In comparative format with the previous year.
(figures stated in thousands of US dollars)

                                                                     Schedule B

====================================================================================================================================


                                      ORIGINAL VALUES                         AMORTIZATION
                           --------------------------------- -------------------------------------------------- --------------------
                                                                                     For the year
                           At                                Accumulated           ---------------                Net book  Net book
                        beginning                    At end  at beginning                             Accumulated  value at value at
    Principal account    of year Increases Deletions of year   of year    Deletions  Rate %  Amount at end of year 12.31.02 12.31.01
------------------------------------------------------------------------------------------------------------------------------------
Logotype                   17        -         -          17       4           -       20        3          7           10      12
------------------------------------------------------------------------------------------------------------------------------------
Goodwill                6,889        -      (729)      6,160     954         (49)      20    1,232      2,137        4,023   5,936
------------------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.02     6,906        -      (729)      6,177     958         (49)            1,232      2,144        4,023   5,948
====================================================================================================================================


Grupo Financiero Galicia S.A.
Investments
Equity Interests in Other Companies and Other Investments
Quarterly Statement of Financial Condition as of December 31, 2002 and 2001 (figures stated in thousands of US dollars)

                                                                  Schedule C
================================================================================

  Issuance and characteristics of the        Book Value          Book Value
               securities                  as of 12.31.02      as of 12.31.01
--------------------------------------------------------------------------------
Current  investments (*)

Special current  account  deposits
(Note 13 and Schedule G)                         1,364             19,867
Time deposits (Note 13 and
Schedule G)                                      8,993             22,857
                                         ---------------------------------------
Total current investments                       10,357             42,724
================================================================================
(*) include accrued interest.

Grupo Financiero Galicia S.A.
Investments
Equity Interests in Other Companies and Other Investments
Quarterly Statement of Financial Condition as of December 31, 2002 and 2001 (figures stated in thousands of US dollars)

                                                             Schedule C (contd.)

====================================================================================================================================


       Issuance and                Class         Face        Number     Acquisition     Quotation    Equity     Book       Book
  characteristics of the                         Value                     cost           per         value     Value      Value
        securities                                                                       share        as of     as of      as of
                                                                                         as of      12.31.02  12.31.02   12.31.01
                                                                                        12.31.02
------------------------------------------------------------------------------------------------------------------------------------

Non-current investments
Negotiable Obligations                                                                                          44,124
(Note 13 and Schedule  G)                                                                                                      -

Banco de  Galicia y Buenos    Ordinary  class     0.0003           101
Aires S.A.                          "A"
                              Ordinary  class     0.0003   438,599,602                 0,000475
                                    "B"
                                                          ------------  ----------
                                                           438,599,703     756,425                  427,191    427,191   850,776


Net Investment S.A.           Ordinary            0.0003        10,500          7
                              Irrevocable
                              contributions                                  5,339                    2,259      2,259     3,009


Sudamericana Holding S.A.     Ordinary  class     0.0003        31,302       9,709
                              "A"

                              Ordinary  class     0.0003        41,735       2,917
                              "B"

                                                           -----------  ----------
                                                                73,037      12,626                   8,174      8,174     8,739
                              Irrevocable
                              contributions

Galicia Warrants S.A.         Ordinary            0.0003       175,000       3,480                   1,139      1,139     1,352

                              ------------------------------------------------------------------------------------------------------
Total Non-current investments                                              777,877                 438,763    482,887   863,876
====================================================================================================================================
(*) includes accrued interest.
(**) for the fiscal year ended December 31, 2002.
(***) for the fiscal year ended September 30, 2002.
(#) for the period of three months ended October 31, 2002.



========================================================================================================================
 [Continuation]                                                 INFORMATION ON THE ISSUER
                              ------------------------------------------------------------------------------------------
       Issuance and                                      LATEST FINANCIAL STATEMENTS (Note 12)
  characteristics of the      ------------------------------------------------------------------------------------------
        securities                                                                                          %
                                   Principal                Capital      Net           Shareholders'   of equity held
                                    line of       Date       Stock   income/(loss)       equity       in the capital
                                   business                                                               stock

-----------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations
(Note 13 and Schedule  G)

Banco de  Galicia y Buenos       Financial      12.31.02   139,069    (883,261)        456,472       93.585537%
Aires S.A.                       activities


Net Investment S.A.              Financial
                                 and
                                 investment
                                 activities     12.31.02         4      (2,276)         2,404            87,50%

Sudamericana Holding S.A.        Investment      9.30.02        25        (884)         9,319       87,5000899%
                                 activities


Galicia Warrants S.A.            Issuer of
                                 warehouse
                                 receipts and
                                 warrants       10.31.02        59        (175)         1,299            87.50%

                                 ----------------------------------------------------------------------------------------
Total Non-current investments
=========================================================================================================================
(*) includes accrued interest.
(**) for the fiscal year ended December 31, 2002.
(***) for the fiscal year ended September 30, 2002.
(#) for the period of three months ended October 31, 2002.


                          Grupo Financiero Galicia S.A.
                            Allowances and Provisions
                               For the fiscal year
             commenced January 1, 2001 and ended December 31, 2002.
                  In comparative format with the previous year.
                   (figures stated in thousands of US dollars)



                                                                      Schedule E

====================================================================================================================
              Captions                   Balance at           Increases           Decreases      Balance at end of
                                      beginning of year                                                 year
--------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation allowance - Investments                     -              48,889            (48,889)                  -
--------------------------------------------------------------------------------------------------------------------
Total as of 12.31.02                                  -              48,889            (48,889)                  -
--------------------------------------------------------------------------------------------------------------------
Total as of 12.31.01                                  -                 373               (373)                  -
--------------------------------------------------------------------------------------------------------------------
For other contingencies                               -              11,869            (11,869)                  -
--------------------------------------------------------------------------------------------------------------------
Total as of 12.31.02                                  -              11,869            (11,869)                  -
--------------------------------------------------------------------------------------------------------------------
Total as of 12.31.01                                  -                   -                   -                  -
====================================================================================================================


                          Grupo Financiero Galicia S.A.
                     Foreign Currency Assets and Liabilities
                        Statement of Financial Condition
                        as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)

                                                                      Schedule G


======================================================================================================================
                                                                      Amount in                          Amount in
                                     Amount and type                  Argentine      Amount and type      Argentine
                                        of foreign                    currency        of foreign         currency
              Captions                   currency      Quotation    at 12.31.02        currency        at 12.31.01
----------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                   US$      302.60    3.37                1,020  US$           -                -
Imprest fund                           US$        6.23    3.37                   21  US$           -                -
Current Account                        US$           -                            -  US$         132              288
Investments
Special current account deposits       US$    1,406.14    3.37                4,739  US$      30,650           66,952
Time deposits                          US$    1,336.41    3.37                4,504  US$      35,262           77,028
Other receivables
Sundry debtors                         US$       35.44    3.37                  119  US$           -                -
Prepaid expenses                       US$           -      -                        US$           4                9
Prepaid insurance                      US$           -      -                        US$         276              603
                                                                   -----------------                  ----------------
Total Current Assets                                                         10,403                           144,880
                                                                    ----------------                  ----------------
NON-CURRENT ASSETS
Investments
Negotiable obligations                 US$   45,473.10    3.37              153,244  US$           -                -
                                                                   -----------------                  ----------------
Total Non-current Assets                                                    153,244                                 -
                                                                   -----------------                  ----------------
Total Assets                                                                163,647                           144,480
                                                                   =================                  ================
LIABILITIES
CURRENT LIABILITIES
Other debts
Sundry creditors                       US$       84.95    3.37                  286  US$          73              159
Expense accrual                        US$      189.15    3.37                  637  US$         386              843
                                                                   -----------------                  ----------------
Total Current Liabilities                                                       923                             1,002
                                                                   -----------------                  ----------------
Total Liabilities                                                               923                             1,002
======================================================================================================================


                          Grupo Financiero Galicia S.A.
         Information required by Section 64, subsection b) of Law 19550
                               For the fiscal year
             commenced January 1, 2002 and ended December 31, 2002.
                  In comparative format with the previous year.
                   (figures stated in thousands of US dollars)

                                                                      Schedule H

===========================================================================================================
                            Captions                    Total as of     Administrative      Total as of
                                                         12.31.02          expenses          12.31.01
-----------------------------------------------------------------------------------------------------------

Salaries and social security charges                               257               257               420
Bonuses                                                             56                56               127
Services to the staff                                                7                 7                19
Directors' and syndics' fees                                        45                45                78
Fees for services                                                  907               907               611
Fixed asset depreciation                                            62                62                47
Intangible asset amortization                                    1,235             1,235               914
Leasing of brand (*)                                                15                15                21
Stationery and office supplies                                       4                 4                10
Advertising expenses                                                 -                 -                 1
Condominium Expenses                                                20                20                 8
Entertainment, transportation and per diem                          12                12                41
Vehicles expenses                                                    6                 6                 7
Insurance                                                           31                31                86
Electricity and communications                                      23                23                34
Taxes, rates and assessments and contributions                     191               191               151
Bank charges (*)                                                     1                 1                 1
General expenses (*)                                               458               458               535
                                                     ------------------------------------------------------
Total                                                            3,330             3,330             3,111
===========================================================================================================
(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law 19550). See Note 13 to the financial
statements.

                          Grupo Financiero Galicia S.A.
    Information required in addition to the Notes to the Financial Statements
                               For the fiscal year
             commenced January 1, 2002 and ended December 31, 2002.
                 In comparative format with the previous year.
                  (figures stated in thousands of US dollars)


NOTE 1:        LEGAL SYSTEMS

               There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2:        CLASSIFICATION OF RECEIVABLES AND DEBTS

               2.1. Receivables: See Note 11 to the financial statements.

               2.2. Debts: See Note 11 to the financial statements.

NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

               3.1. Receivables: See Notes 2.a., 2.b. and 11 and Schedule G to the financial statements.

               3.2. Debts: See Notes 2.a., 2.b. and 11 and Schedule G to the financial statements.

NOTE 4:        EQUITY INTERESTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550

               See Notes 11, 12, 13, 15 and 16 and Schedule C to the financial statements.

NOTE 5:        RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS

               As of December 31, 2002 and 2001 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                          Grupo Financiero Galicia S.A.
    Information required in addition to the Notes to the Financial Statements
                                   (Continued)
                   (figures stated in thousands of US dollars)


NOTE 6:        PHYSICAL INVENTORY OF INVENTORIES

               As of December 31, 2002 and 2001 the Company did not have any inventories.

NOTE 7:        FIXED ASSETS

               See Schedule A to the financial statements.

               a) As of December 31, 2002 and 2001 the Company did not have any technically appraised fixed assets.

               b) As of December 31, 2002 and 2001 the Company did not have any obsolete fixed assets which have a carrying value.

               c) As of December 31, 2002 and 2001, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8:        INSURANCE

               As of December 31, 2002 and 2001, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

               ================ ========================================= ============ ============ =============
               Insured assets                                               Insured    Book Value    Book Value
                                             Risks covered                  amount        as of        as of
                                                                                        12.31.02      12.31.01
               ---------------- ----------------------------------------- ------------ ------------ -------------
                 Vehicles       Third party  liability,  fire, theft and
                                total loss.                                   24           16            31
               ================ ========================================= ============ ============ =============


NOTE 9:        ALLOWANCES AND PROVISIONS

               See Schedule E to the financial statements.

                          Grupo Financiero Galicia S.A.
    Information required in addition to the Notes to the Financial Statements
                                   (Continued)
                   (figures stated in thousands of US dollars)


NOTE 10:       CONTINGENCIES

               As of December 31, 2002 and 2001, there were no contingencies highly likely to occur which have not been given accounting recognition.


NOTE 11:       IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS


               As of December 31, 2002 and 2001, there were no irrevocable contributions towards future share subscriptions.


NOTE 12:       DIVIDENDS ON PREFERRED SHARES

               As of December 31, 2002 and 2001, there were no cumulative unpaid dividends on preferred shares.

NOTE 13:       LEGAL RESERVE

               See Note 14 to the financial statements.

                          Grupo Financiero Galicia S.A.
        Supplementary and Explanatory Statement by the Board of Directors
                 For the fiscal year commenced January 1, 2002
                          and ended December 31, 2002
                  In comparative format with the previous year
                   (figures stated in thousands of US dollars)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A. Current Assets:

     a)   Receivables:

          1)   See Note 11 to the financial statements.

          2)   See Notes 4, 5 and 11 to the financial statements.

          3) As of December 31, 2002 and 2001 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of December 31, 2002 and 2001, the Company did not have any inventories.

B. Non-Current Assets:

     a)   Receivables:
          As of December 31, 2002 and 2001 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of December 31, 2002 and 2001, the Company did not have any inventories.

     c)   Investments:
          See Note 12 and Schedule C to the financial statements.

     d)   Fixed assets:
          1) As of December 31, 2002 and 2001, the Company did not have any technically appraised fixed assets.
          2) As of December 31, 2002 and 2001, the Company did not have any obsolete fixed assets which have a carrying value.

                          Grupo Financiero Galicia S.A.
        Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                   (figures stated in thousands of US dollars)


     e)  Intangible assets:

         1)   See Note 2.e. and Schedule B to the financial statements.
         2)   As of December 31, 2002 and 2001, there were no deferred charges.

C. Current Liabilities:

     a)  Debts:

         1)   See Note 11 to the financial statements.
         2)   See Note 11 to the financial statements.

D. Allowances and provisions:

     See Schedule E to the financial statements.

E. Foreign Currency Assets and Liabilities:

     See Note 2.b. and Schedule G to the financial statements.

F. Shareholders' Equity:

     1) As of December 31, 2002 and 2001, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.

     2) As of December 31, 2002 and 2001, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. Miscellaneous:

     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity interests in other companies.

     2) As of December 31, 2002 and 2001, the Company did not have any receivables for transactions conducted with controlled or related companies.

     3) As of December 31, 2002 and 2001 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.

     4)    See Notes 11 and 13 to the financial statements.

                          Grupo Financiero Galicia S.A.
        Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                   (figures stated in thousands of US dollars)

     5) As of December 31, 2002 and 2001, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:


                 ================ ========================================= ============ ============ =============
                   Insured assets                                               Insured    Book Value    Book Value
                                                 Risks covered                  amount       as of        as of
                                                                                           12.31.02      12.31.01
                  ---------------- ----------------------------------------- ------------ ------------ -------------

                     Vehicles      Third party  liability,  fire, theft and
                                   total loss.                                   24           16            31
                  ================ ========================================= ============ ============ =============


     6) As of December 31, 2002 and 2001, there were no contingencies highly likely to occur which have not been given accounting recognition.


     7) As of December 31, 2002 and 2001, the Company did not have any receivables or debts including implicit interest or index adjustments.




The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, February 17, 2003.

(signed) Federico Braun
Vice President, acting as Chairman

                          Grupo Financiero Galicia S.A.
               Informative Review as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)

The loss for the fiscal year ended December 31, 2002 reported by the Company amounts to US$ 432,876; it was generated by the valuation of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The Ordinary Meeting of Shareholders held on June 3, 2002 resolved to allocate US$ 3,891 to the Legal Reserve, US$ 74,542, to the Discretionary Reserve and to carry forward US$ 9.

In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements. Subsequently, the representatives requested that the Company's listed ADRs be transferred to NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market makers system.

On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to

                          Grupo Financiero Galicia S.A.
               Informative Review as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)


US GAAP, until December 2, 2002. NASDAQ also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.

On December 10, 2002, the NASDAQ informed the Company that all listing requirements for the compliance of which the latter had requested an extension were deemed to have been met by it. The Company decided to keep its listing on the NASDAQ SmallCap Market and recover its GGAL symbol, which took place as from December 11, 2002.

On July 4, 2002 the Company approved a proposal made by Banco Galicia Uruguay S.A. by which it would receive 3% in cash and the balance in ordinary negotiable obligations, in exchange for investments it held in that entity.

On July 26, 2002, the Company entered into an agreement with that Bank by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount. On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

                              12.31.02         12.31.01        12.31.00         12.31.99

Current Assets                     10,793           43,309          44,314               14
Non-current Assets                488,005          870,388         812,252          374,408
                             --------------  ---------------  --------------  ---------------
Total Assets                      498,798          913,697         856,566          374,422
                            ==============  ===============  ==============  ===============

Current Liabilities                   833              714             408               36
Non-current liabilities            15,925                2               2                2
                            --------------  ---------------  --------------  ---------------
Subtotal                           16,758              716             410               38
                            --------------  ---------------  --------------  ---------------
Shareholders' Equity              482,040          912,981         856,156          374,384
                            --------------  ---------------  --------------  ---------------
Total                             498,798          913,697         856,566          374,422
                            ==============  ===============  ==============  ===============

                          Grupo Financiero Galicia S.A.
               Informative Review as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)

KEY INCOME STATEMENT FIGURES


                                                12.31.02         12.31.01        12.31.00         12.31.99
Ordinary operating result                         (444,339)           77,199          83,984           10,927
Financial results                                    11,304              346              23                -
Other income and expenses                               159              275             155                -
                                             ---------------  ---------------  --------------  ---------------
Ordinary net (loss)/ income                       (432,876)           77,820          84,162           10,927
                                             ---------------  ---------------  --------------  ---------------
Net (loss) / income                               (432,876)           77,820          84,162           10,927
                                             ===============  ===============  ==============  ===============



RATIOS
                      12.31.02        12.31.01         12.31.00        12.31.99
--------------------------------------------------------------------------------
Liquidity            12.957250       60.629764       108.515873        0.392857
--------------------------------------------------------------------------------
Indebtedness          0.034764        0.000785         0.000479        0.000102
--------------------------------------------------------------------------------
Return on equity     -0.473132        0.093180         0.109021        0.030063
--------------------------------------------------------------------------------


The Company's individual financial statements have been considered to disclose the key balance sheet figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of December 31, 2001, 2000 and 1999 have been stated in constant monetary units as of December 31, 2002.

Equity interests in other companies

o Banco de Galicia y Buenos Aires S.A.
See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

o Net Investment S.A.

                          Grupo Financiero Galicia S.A.
               Informative Review as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Irrevocable cash contributions made as of December 31, 2002 amounted to US$ 1,242 Between January 1 and February 17, 2003, the Company made new irrevocable cash contributions of US$ 315.

On July 16, 2002, Net Investment S.A. acquired 749 shares which represent 6.2416% of the capital stock of B2Agro S.A., taking its interest to 99.99167%. This company operates under the trade name Red de Campo in the agricultural and livestock sector. As a service company, it provides solutions to all participants in the agricultural and livestock production chain in order to facilitate their management, business and integration by grouping and intercommunicating them, thus forming the first private network in the sector. As of December 31, 2002, that network consisted of more than 500 agricultural and livestock producers and more than 30 providers of goods and services, which were carefully selected based on their skills and administration and technology levels.

B2Agro is currently implementing the granting of financing for working capital to the mentioned sector through a program by which it participates in all aspects, from the search for inputs to the sale of grains on the complex futures market. To this end it has acquired a share in Mercado a Termino de Buenos Aires.

Since January 1, 2003, the "Soloduenos" web site belonging to Duenovende S.A., in which Net Investment S.A. holds an interest, has ceased its operations, in view of the macroeconomic situation and the measures implemented that had a significant adverse effect on the mortgage loan business and of the significant decrease in real estate purchase and sale operations, areas linked with the main source of income of the company. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

Net Investment S.A. permanently evaluates various other types of new business in relation to e-commerce, development of internet projects, broadband communications and contents for wireless services. In all these projects, the company is seeking to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..

                          Grupo Financiero Galicia S.A.
               Informative Review as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)

o  Sudamericana  Holding  S.A.

Sudamericana Holding S.A. is a group of life and retirement insurance companies.

In September 2001, Grupo Financiero Galicia S.A. made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda), 50% of the capital stock and voting rights of Sudamericana Holding.

S.A.. As a result of this transaction, Grupo Financiero Galicia S.A. took its interest in that company to 87.50%, while the remaining 12.50% continues to belong to Banco de Galicia y Buenos Aires S.A..

In April 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipu 241, in the amount of US$ 680 through the release of the guarantees provided by Hartford Life International Ltd. and Hartford Life Ltd. in favor of Grupo Financiero Galicia S.A., as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

During the current year, the production of all Group companies represented 3.0% of the life insurance market, being ranked 10th among life insurers. As of December 31, 2002, Sudamericana Holding S.A. had 1,415,601 insureds and 40,155 insurance policies.

In a year of profound changes, the company's business was focused primarily on the maintenance of its portfolio, loyalty campaigns being addressed to its current customers.

In the search for products adapted to the new market conditions, the company launched a health plan, which combines the payment of compensation with the providing of medical services. It also strengthened the sale of personal accident insurance and other low premium life insurance plans.

The distribution was oriented towards independent agents and a program was set in motion to form an insurance broker network of its own. The new insurance underwriter and broker network, which operates as a new company under the name of Sudamericana Asesores de Seguros S.A., currently has more than 100 active members. The company also continued to strengthen the sale of insurance policies through non-traditional channels, implementing a telephone sale program and extending such sale through the branches of Tarjetas Regionales S.A.

                          Grupo Financiero Galicia S.A.
               Informative Review as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)


o Galicia Warrants S.A.

On August 30, 2001, Grupo Financiero Galicia S.A. acquired 87.50% of the capital stock and voting rights of Galicia Warrants S.A., a company in which Banco de Galicia y Buenos Aires S.A. holds the remaining 12.50% interest.

Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643. Its corporate purpose is to facilitate access to credit and financing, secured by goods that remain under its custody. Galicia Warrants has provided its goods custody and control services to more than 600 companies at more than 800 warehouses distributed throughout Argentina, the humid pampa being the region where most of its business is concentrated. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters and retailers.

Billings for the period of eight months ended December 31, 2002 amounted to US$ 573.

As mentioned in Note 1 to the financial statements, the impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of December 31, 2002 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force.


At this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A.

In the case of the financial system, one of the most important issues is to achieve the regeneration of credit, which is essential for economic growth, taking advantage of the greater competitiveness produced by a high real exchange rate, and to rebuild public trust in the banking system as a savings instrument.

The possibility of Argentina returning to sustained growth will largely depend on the recovery of the financial system because, within a context of lack of access to international markets the generation of credit will only be possible through the domestic financial system, and because the banking system is an essential component of any market economy.

                          Grupo Financiero Galicia S.A.
               Informative Review as of December 31, 2002 and 2001
                   (figures stated in thousands of US dollars)


The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, February 17, 2003.

(Signed) Federico Braun
Vice President, acting as Chairman.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the Informative review corresponding to Grupo Financiero Galicia S.A. for the fiscal year ended December 31, 2002, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on March 12, 2003.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Cordoba y la resena informativa correspondiente a Grupo Financiero Galicia S.A. por el ejercicio terminado el 31 de diciembre de 2002, redactados en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 12 de marzo de 2003.

TRADUCCION
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.

In our capacity as Syndics of Grupo Financiero Galicia S.A., we have examined the documents detailed in section I. below. Such documents are the responsibility of the Board of Directors of the Company. Our responsibility is to report on those documents.

I. DOCUMENTS EXAMINED

We have examined the Annual Report, Inventory and the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of December 31, 2002, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year commenced January 1, 2002 and ended December 31, 2002, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by article 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them.

Furthermore, we have examined the Consolidated Statement of Financial Condition as of December 31, 2002 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the fiscal year then ended, as well as Notes 1 to 20, which are presented as supplementary information.

II. SCOPE OF THE AUDIT EXAMINATION

Our examination was conducted in accordance with standards applicable in Argentina to syndics. These standards require syndics to review the documents detailed in section I. observing prevailing auditing standards, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

For purposes of our professional  work in relation to the documents  detailed in section I., we reviewed the work performed by the external auditors, who issued their report on February 17, 2003 in accordance with prevailing auditing standards, in which they did not issue any opinion on the above-mentioned financial statements.

That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the audit conducted by such professionals. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements or significant errors. An audit includes examining, on a selective test basis, the judgmental elements supporting the amounts and information disclosed in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by Company, as well as evaluating the overall financial statement presentation.


It is not our responsibility to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.

We also report that in performance of the legality control that is part of our field of competence, during this year we have applied all the other procedures described in article 294 of Law 19550 which we deemed necessary according to the circumstances, and we have no observations to make in this connection.

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2002, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation, so we have no observations to make..

We consider that our work provides a reasonable basis for our report.


III. PRELIMINARY EXPLANATIONS
The Board of Directors has evaluated in Note 1 to the financial statements the conditions existing in relation to the economic measures adopted by the Government to confront the crisis affecting Argentina, a process that has not yet been concluded. The impact generated by those measures on the economic and financial situation of the Company and its controlled entities has been recognized in the financial statements according to the evaluations and estimates made by Management. Future actual results could differ with various degrees of significance from those evaluations and estimates. The existence of processes for restructuring the credit portfolio and renegotiating liabilities not yet defined at the controlled entities generates uncertainty as to their final outcome and their impact on the financial position and future development of those companies and, consequently, of the Company.

Furthermore, the equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. represents approximately 86% of its Assets and 89% of its Shareholders' Equity, therefore requiring a special mention.

The situation of that Entity and its controlled entities produced by the crisis affecting the Argentine financial sector, as well as the situation of the Company in particular, has given rise to the situations that have been disclosed by the Company in Note 1 to the financial statements and Note 3 to the consolidated financial statements, and by the external auditors in sections 4. to 12. of their report, the development and resolution of which will have a significant effect on the normal conduct of the Company's operations in the future. In notes to its financial statements, the Company discloses assets and liabilities for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Sections 13 to 15 of the report issued by the auditors show situations related to those items, so no opinion is issued on the net worth and financial effects they could have on Grupo Financiero Galicia S.A. and its controlled entities. This Supervisory Syndics Committee concurs with those statements. Consequently, the financial statements should be considered in the light of these uncertain circumstances.

Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

IV. CONCLUSION
In our opinion,  based on the examination  performed with the scope mentioned in section II., the accompanying financial statements have been prepared in accordance with professional accounting standards prevailing in the Autonomous City of Buenos Aires, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled companies, as disclosed in the notes to financial statements and to consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Nevertheless, in view of the effect on the above financial statements that could derive from possible adjustments and reclassifications that might be required following resolution of the situation described in the Preliminary Explanations in section III. above, we understand that the financial statements referred to above, as well as the financial condition, results of operations and changes in shareholders' equity disclosed in them, should be read and construed in the light of the uncertain conditions generated by subsequent economic developments, the impact of which on the Company's economic and financial position cannot be evaluated with reasonable certainty. Therefore, we do not issue any opinion in this connection.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2002, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that: a) the accompanying financial statements and related inventory stem from accounting records kept, in all formal respects, in compliance with legal rules prevailing in Argentina; b) as called for by Resolution No. 368 of the National Securities Commission as regards the independence of the external auditor and the nature of the auditing policies applied by the latter and the accounting policies followed by the Company audited, the report issued by that external auditor includes a statement of compliance with prevailing auditing standards, that provide for the independence of the external auditor, and contains no observations with regard to the application of the professional accounting standards, except as mentioned in their report corresponding to Banco de Galicia y Buenos Aires S.A., related to the application of the Argentine Central Bank regulations, which prevail over the application of professional accounting standards.

Buenos Aires, February 18, 2003
-------------------------------

(Signed) LUIS O. ODDONE, ADOLFO HECTOR MELIAN and MIGUEL CARLOS MAXWELL, Syndics, for the Syndics' Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the fiscal year ended December 31, 2002, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on March 12, 2003.

Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el ejercicio terminado el 31 de diciembre de 2002, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 12 de marzo de 2003.

[PRICEWATERHOUSECOOPERS LETTERHEAD]


                                     Price Waterhouse & Co.
                                     Av. A. Moreau de Justo 270, Piso 2(O)
                                     C1107AAF Ciudad de Buenos Aires
                                     Tel. (54-11) 4319-4600
                                     Fax (54-11) 4315-6448 / 9



                                AUDITORS' REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2(0)
Autonomous Ciy of Buenos Aires

     1. We have performed an audit of the statements of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2002 and 2001 and the related income statement, statement of changes in shareholders' equity and statement of cash flows for the fiscal years then ended, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statement by article 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have examined the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2002 and 2001, and the consolidated income statement and consolidated statement of cash flows for the fiscal years then ended, together with Notes 1 to 20, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

     2. Our examinations were conducted in accordance with auditing standards prevailing in Argentina, as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of significant errors and to form an opinion on the fairness of the significant information disclosed in the financial statements. An audit includes examining, on a selective test basis, the evidence supporting the amounts and information disclosed in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by Company, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for the statement made in paragraph 17.

     3. As mentioned in Note 3.a. to the consolidated financial statements and as established by Argentine Central Bank Communique "A" 3800, Banco de Galicia y Buenos Aires S.A. has absorbed the losses for the current year in advance, up to the limit of the balances recorded in the Retained earnings and Unrealized valuation difference accounts, in the shareholders' equity, ad referendum of the decision to be made in due course at the Shareholders' Meeting.

     4. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of December 31, 2002 represents approximately 86% and 89% of that company's assets and shareholders' equity, respectively. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in paragraphs 5. to 12. below.

     5. As described in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. continues with the restructuring process involving certain financing of its private sector portfolio which amounts to approximately $370,000 thousand (US$ 109,792) as of December 31, 2002. At the date of issue of this report, it is not possible to foresee the impact on the classification of debtors and the levels of allowances set up, which could derive from the outcome of that process.

     6. As mentioned in Note 1 to the financial statements, the Government has declared default on public debt servicing in early 2002. Consequently, it is not possible to assure that the recoverable values of government securities and financing to the public sector recorded by the Company under "Government and corporate securities", "Loans" and "Other receivables resulting from financial brokerage", in the consolidated statement of financial condition, including trust funds, will exceed their respective net carrying values which as of December 31, 2002 amount to approximately $17,380,000 thousand (US$ 5,157,270).

     7.   Without  prejudice  to the  statement  made in  paragraph 6 above,  as mentioned in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. records $687,478 thousand (US$ 203,999) and $ 7,037,155 thousand (US$ 2,088,177) in "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, as of December 31, 2002, which were generated by the request for compensation for the losses caused by the devaluation of the currency and conversion into pesos that Bank submitted to the Argentine Central Bank. The calculation of that compensation is subject to certain particular criteria adopted by Banco de Galicia y Buenos Aires S.A. and is pending review and approval by the Argentine Central Bank.

     8. As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. records rescheduled deposits (CEDROS) for $729,195 thousand (US$ 216,378) under liabilities, corresponding to deposits converted into pesos under Decree 214/02. Furthermore, Banco de Galicia y Buenos Aires S.A. recorded $442,895 thousand (US$ 131,423) in "Other receivables resulting from financial brokerage", paid in compliance with court resolutions ordering Banco de Galicia y Buenos Aires S.A. to reimburse its customers for the difference between the deposits converted into pesos and their value at the free US dollar exchange rate. As explained in Note 1 to the financial statements, so far the Supreme Court of Justice has not issued any decision on the legal actions filed with it requesting that the above-mentioned Decree be declared unconstitutional, so it is not possible to determine the final settlement values to be applied to those deposits converted into pesos or whether the amounts already paid will be recovered by Banco de Galicia y Buenos Aires S.A..

     9. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. is subject to a provisional liquidation process. These processes, including the transfer of securities to Banco Galicia Uruguay S.A. in compensation for the assets converted into pesos described in Note 1 to the financial statements, had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

     10. As mentioned in Note 8 to the consolidated financial statements, certain companies controlled by Banco de Galicia y Buenos Aires S.A. have renegotiated or are renegotiating their debts in respect of Negotiable Obligations through the delivery of Debt Certificates secured by a trust. Those debts have been valued according to the method of the present value of future discounted cash flows, which means the assumption of premises on future events or the estimated settlement value of balances not yet restructured. Actual results could differ from the estimates made by the Management of the controlled entities on the basis of the actual development of those premises and the negotiations not yet concluded.

     11. The situation of Banco de Galicia y Buenos Aires S.A. and its controlled entities, derived from the liquidity crisis affecting the Argentine financial system and worsened by the effects of the measures and economic context mentioned in Note 1 to the financial stsatements and the effects that could derive following resolution of the situations described in paragraphs 5 to 10 above, as well as compliance by Banco de Galicia y Buenos Aires S.A. with the "Galicia Capitalization and Liquidity Plan" detailed in Note 1 to the financial statements, which mainly contemplates keeping its liquidity levels, the restructuring and/or capitalization of its financial obligations and the reduction of charges for non-compliance with technical ratios, in addition to the mismatching of terms and yields of assets and liabilities and the recoverable value of goodwill, are factors that raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A.. that Bank has prepared its financial statements following the accounting principles described in Notes 2 and 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above and if Banco de Galicia y Buenos Aires S.A. and Grupo

          Financiero Galicia S.A. were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

     12. As mentioned in Note 1, as a result of the economic crisis affecting Argentina, the fiscal year under consideration has been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these cicumstances.

     13. The criterion for consolidating the interests in Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Ltd., described in Note 4 to the consolidated financial statements, are not in accordance with professional accounting standards. The estimated effects derived from the addition of the assets and liabilities of those entities on the consolidated financial statements of Grupo Financiero Galicia S.A. have been described in Note 1.

     14. As mentioned in Note 1 to the financial statements and Note 3.b.12.2) to the consolidated financial statements, the criterion for recognizing in the shareholders' equity and results the amount of the compensation of the net foreign currency position and the amount resulting from the conversion into pesos, followed by Banco de Galicia y Buenos Aires S.A. in conformity with Argentine Central Bank regulations, is not in accordance with professional accounting standards, under which those effects should be fully charged to the results for the year. This effect was recorded in the Company's results for the year and in the consolidated income statement.

     15. Notwithstanding the statement made in paragraph 6 above, although the valuation and revenue recognition criteria relating to the compensation for the devaluation of the currency and conversion into pesos Banco de Galicia y Buenos Aires S.A. requested from the Argentine Central Bank, described in Note 3 to the consolidated financial statements and to the position of Government Securities held in investment accounts and presented in exchange for secured loans, as mentioned in Note 3 to the financial statements, are in accordance with Argentine Central Bank regulations, they are not in conformity with professional accounting standards in force in Argentina. Under these standards, such compensation and the secured loans should have been added to Banco de Galicia y Buenos Aires S.A.'s assets at the market value of those Government Securities.

     16. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders' equity and cash flows in Argentine currency, as required by existing legal rules.

          Nevertheless, the financial statements mentioned in paragraph 1. have been translated to U.S. dollars at the exchange rate of US$ 1 = $ 3.37 prevailing at December 31, 2002, in connection with their presentation to the National Securities Commission and in compliance with the provisions of General Resolution No. 368/2001.

          The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

     17. In view of the effect on the financial statements of the Company that could derive from the adjustments or reclassifications, if any, which might be required following resolution of the situations described in paragraphs 4 to 12 above, and considering the departures from professional accounting standards mentioned in paragraphs 13 to 15 above, we are not in a position to express an opinion and, therefore, we do not express such an opinion, on the financial statements of Grupo Financiero Galicia S.A., or on its consolidated financial statements as of December 31, 2002 and 2001 taken as a whole, prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires.

     18.  As called for by the regulations in force, we report that:

          a) The financial statements referred to in paragraph 1. stem from accounting records kept in all formal respects as called for by legal rules prevailing in Argentina. Those financial statements have been transcribed to the "Inventory and Balance Sheet" book and have been prepared in line with the provisions of Law 19550 and National Securities Commission regulations.

          b) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

          c) As of December 31, 2002, the liabilities accrued in respect of employee withholdings and employer contributions towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 10,867.51 (US$ 3,225), which were not yet due at that date.

          d) The financial statements mentioned in paragraph 1. have been restated in constant monetary units as from January 1, 2002, in line with Resolution No. 240/02 of the F.A.C.P.C.E. and General Resolution No. 415/02 of the National Securities Commission.

Buenos Aires, February 17, 2003
-------------------------------

                                         PRICE WATERHOUSE & CO.


                                       ------------------------------(Partner)
                                       Professional Registration of the Firm:
                                          C.P.C.E.C.A.B.A. To. 1 Fo. 77
                                           Ignacio Javier Casas Rua
                                           Public Accountant (U.B.A.)
                                        C.P.C.E. C.A.B.A. To. 121 Fo. 94